    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2002



                                                      REGISTRATION NO. 333-77066

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           LIBERTY MEDIA CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          4841                         84-1288730
 (State Or Other Jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
               Of
Incorporation Or Organization)   Classification Code Number)         Identification No.)

               12300 LIBERTY BOULEVARD, ENGLEWOOD, COLORADO 80112
                                 (720) 875-5400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

           CHARLES Y. TANABE, ESQ.                            MARC A. LEAF, ESQ.
          LIBERTY MEDIA CORPORATION                          LEE D. CHARLES, ESQ.
           12300 LIBERTY BOULEVARD                            BAKER BOTTS L.L.P.
          ENGLEWOOD, COLORADO 80112                          599 LEXINGTON AVENUE
                (720) 875-5400                             NEW YORK, NEW YORK 10022
                                                                (212) 705-5000
    (Name, address, including zip code and          (Name, address, including zip code and
                   telephone                                      telephone
  number, including area code, of agent for       number, including area code, of agent for
                    service)                                       service)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this registration statement and upon the effective time of the merger of a newly formed subsidiary of the registrant with and into Liberty Digital, Inc., a subsidiary of the registrant, which is expected to occur on the twentieth business day following the mailing of the notice/prospectus included in this registration statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2002


                             LIBERTY DIGITAL, INC.
                             NOTICE TO STOCKHOLDERS
                             ---------------------

                           LIBERTY MEDIA CORPORATION
                                   PROSPECTUS

     We are sending you this notice/prospectus to describe the merger between Liberty Digital, Inc. ("Liberty Digital"), a subsidiary of Liberty Media Corporation ("Liberty Media"), and LDIG Merger Sub, Inc. ("Merger Sub"), a newly formed subsidiary of Liberty Media. Unless indicated otherwise, as used in this notice/prospectus, "we," "us" and "our" refer to Liberty Media. Liberty Digital has not reviewed or approved this notice/prospectus.

     If we complete this merger, Merger Sub will be merged with and into Liberty Digital and, unless you seek to exercise your appraisal rights, your shares of Liberty Digital Series A common stock will be converted into shares of Liberty Media Series A common stock. For each of your shares of Liberty Digital Series A common stock, you will receive 0.25 shares of Liberty Media Series A common stock. We will not issue fractional shares of Liberty Media common stock in the merger. Instead, we will round the total number of shares of Liberty Media Series A common stock you are entitled to receive down to the nearest whole number of shares, and you will receive a cash payment for any fraction of a share to which you would otherwise be entitled.


     The board of directors of Liberty Media has voted to effect a merger of Merger Sub with and into Liberty Digital, with Liberty Digital as the surviving corporation, for the purpose of acquiring the minority interest in Liberty Digital held by the public. As of February 7, 2002, Liberty Media beneficially owned more than 90% of the common stock of Liberty Digital. Prior to the effective time of the merger, Liberty Media will cause more than 90% of the outstanding Liberty Digital common stock to be owned directly of record by Merger Sub. Because the board of directors of each of Liberty Media and Merger Sub, and the stockholders of Merger Sub, will have approved the merger, prior to the effective time of the merger, no further action by Liberty Digital stockholders is necessary to complete the merger as described in this notice/prospectus. WE ARE NOT ASKING YOU FOR A PROXY TO VOTE YOUR SHARES, AND YOU ARE REQUESTED NOT TO SEND US A PROXY TO VOTE YOUR SHARES. We expect that the merger will be completed on the 20th business day following the mailing of this notice/prospectus.



     This notice/prospectus is also Liberty Media's prospectus for the shares of Liberty Media Series A common stock that will be issued to Liberty Digital stockholders in the merger. Liberty Digital Series A common stock trades on the Nasdaq National Market under the symbol "LDIG", and Liberty Media Series A common stock trades on the New York Stock Exchange under the symbol "L". On February 7, 2002, the last reported sale price for Liberty Digital Series A common stock was $3.05, and the last reported sale price for Liberty Media Series A common stock was $12.60.



     PLEASE CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS NOTICE/PROSPECTUS REGARDING LIBERTY DIGITAL, LIBERTY MEDIA AND THE MERGER, INCLUDING IN PARTICULAR THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 13.


     As soon as practicable after completion of the merger, you will be provided with appropriate documentation for exchanging your shares of Liberty Digital Series A common stock for shares of Liberty Media Series A common stock. PLEASE DO NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF LIBERTY DIGITAL SERIES A COMMON STOCK AT THIS TIME.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF LIBERTY MEDIA SERIES A COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS NOTICE/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This notice/prospectus is dated February    , 2002, and is first expected
to be mailed to Liberty Digital stockholders on or about February    , 2002.

                      REFERENCE TO ADDITIONAL INFORMATION

     This notice/prospectus "incorporates by reference" important business and financial information about Liberty Media and Liberty Digital from documents that are not included in or delivered with this notice/prospectus. You may obtain documents incorporated by reference in this notice/prospectus without charge by requesting them in writing or by telephone from Liberty Media at the following address:

                              Corporate Secretary
                           Liberty Media Corporation
                            12300 Liberty Boulevard
                           Englewood, Colorado 80112

                           Telephone: (720) 875-5400



     TO OBTAIN TIMELY DELIVERY OF REQUESTED DOCUMENTS PRIOR TO THE TIME BY WHICH YOU MUST EXERCISE YOUR APPRAISAL RIGHTS TO AVOID WAIVING THEM, YOU MUST REQUEST THE INCORPORATED INFORMATION NO LATER THAN [FIVE BUSINESS DAYS PRIOR TO THE TWENTIETH DAY AFTER THE DATE OF MAILING OF THE NOTICE/PROSPECTUS.] For a more detailed description of the information incorporated by reference into this notice/prospectus and how you may obtain it, see "Summary of the Merger -- Where You Can Find More Information" on page 10.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................   ii
SUMMARY OF THE MERGER.......................................    1
SELECTED SUMMARY FINANCIAL INFORMATION......................    5
WHERE YOU CAN FIND MORE INFORMATION.........................   10
RISK FACTORS................................................   12
  Risks Related to the Merger...............................   12
  Risks Related to the Business of Liberty Media............   12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   16
THE COMPANIES INVOLVED IN THE MERGER........................   17
  Liberty Media Corporation.................................   17
  Liberty Digital, Inc......................................   17
CERTAIN RELATED PARTY TRANSACTIONS..........................   25
THE MERGER..................................................   30
  General...................................................   30
  Background of the Merger..................................   30
  Reasons for and Purpose of the Merger.....................   31
  Conflict of Interest of Liberty Media.....................   31
  Interests of Directors and Officers.......................   31
  Structure of the Merger; Merger Consideration.............   33
  Treatment of Liberty Digital Stock Options and Stock         34
     Appreciation Rights....................................
  Accounting Treatment......................................   34
  Material U.S. Federal Income Tax Consequences.............   34
  Regulatory Matters........................................   36
  Restrictions on Sales of Shares by Affiliates of Liberty     36
     Media..................................................
  Listing on the New York Stock Exchange....................   36
  Appraisal Rights..........................................   36
  Delisting and Deregistration of Liberty Digital Common       39
     Stock After the Merger.................................
COMPARISON OF STOCKHOLDER RIGHTS............................   40
EXPERTS.....................................................   42
LEGAL MATTERS...............................................   42
ANNEX A -- Section 262 of the Delaware General Corporation    A-1
  Law ("Appraisal Rights")..................................

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT IS THE TRANSACTION?

A: The transaction is a merger of Merger Sub, a newly formed subsidiary of Liberty Media, with and into Liberty Digital, also a subsidiary of Liberty Media. Liberty Digital will be the surviving corporation in the merger. As a result, stockholders of Liberty Digital who do not properly exercise appraisal rights will have their shares of Liberty Digital Series A common stock converted into shares of Liberty Media Series A common stock.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Following the consummation of the merger, you will receive 0.25 of a share of Liberty Media Series A common stock in exchange for each share of Liberty Digital Series A common stock that you hold on the effective date of the merger. We will not issue fractional shares of Liberty Media Series A common stock in the merger. You will receive cash based on the market price of the Liberty Media Series A common stock instead of any fractional shares.


   For a more complete description of how fractional shares will be treated in the merger, see the section entitled "The Merger -- Structure of the Merger; Merger Consideration" on page 30.


Q: WILL THE EXCHANGE RATIO AND THE VALUE OF THE SHARES I RECEIVE CHANGE BETWEEN
   NOW AND THE TIME THE MERGER IS CONSUMMATED?

A: The exchange ratio (which affects the number of shares you will receive) will not change. The market value of the shares you receive may fluctuate between the date of this notice/prospectus and the completion of the merger, based upon changes in the market price for Liberty Media Series A common stock.

Q: WILL I RECOGNIZE A TAXABLE GAIN OR LOSS FOR U.S. FEDERAL INCOME TAX PURPOSES
   IN THE MERGER?


A: No gain or loss for United States federal income tax purposes will generally be recognized by you as a Liberty Digital stockholder upon receipt of shares of Liberty Media Series A common stock in the merger in exchange for shares of Liberty Digital Series A common stock, except for cash you may receive in lieu of fractional shares of Liberty Media Series A common stock. For a more complete description of the tax consequences of the merger, see the section entitled "The Merger -- Material U.S. Federal Income Tax Consequences" on page 30.


Q: WHY IS THERE NO STOCKHOLDER VOTE?


A: Liberty Media beneficially owns (and prior to the effective date of the merger will cause Merger Sub to own directly of record) more than 90% of the outstanding common stock of Liberty Digital. The board of directors of each of Liberty Media and Merger Sub has voted to merge Merger Sub with and into Liberty Digital. Prior to the effective time of the merger, the only stockholders of Merger Sub will be two subsidiary corporations of Liberty Media, and they will have also approved the merger. This vote meets the requirements for a merger under Delaware law, Liberty Digital's certificate of incorporation and Liberty Digital's bylaws, so no Liberty Digital stockholder vote or board of directors vote is necessary.


Q: AM I ENTITLED TO APPRAISAL RIGHTS?


A: Yes. Under Delaware law, which governs the merger, you have the right to seek appraisal of your Liberty Digital Series A common stock. In order to exercise appraisal rights, you must, within twenty days after the date of mailing this notice/prospectus, demand in writing from Liberty Digital appraisal of your shares of Liberty Digital Series A common stock. Your right to seek appraisal requires strict compliance with the procedures contained in Section 262 of the Delaware corporate statute. Failure to follow any of these procedures may result in the termination or waiver of your appraisal right. See "The
   Merger -- Appraisal Rights" on page 36.


Q: WHAT DO I NEED TO DO NOW?

A: Nothing, unless you intend to seek appraisal of your shares of Liberty
   Digital Series A common stock. Otherwise, after the merger is completed, you will receive written instructions and a letter of transmittal for exchanging your shares of Liberty Digital Series A common stock for shares of Liberty Media Series A common stock and receiving your cash payment in place of any fraction of a share of Liberty Media Series A common stock.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. As soon as practicable after the merger is completed, Liberty Digital stockholders will be sent written instructions for exchanging their share certificates, together with a letter of transmittal for such certificates.

Q: WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

A: If you are the record owner of your shares, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, your broker may charge you a fee. You should consult your broker or nominee to determine whether any charges will apply.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: You should call our information agent, D.F. King & Co., at (800) 556-0790 with any questions about the merger.


   You may also obtain additional information about Liberty Media and Liberty Digital from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled "Summary of the Merger -- Where You Can Find More Information" on page 10.

                             SUMMARY OF THE MERGER


     This summary highlights selected information from this notice/prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the documents to which we refer you. In addition, we incorporate by reference in this notice/prospectus important business and financial information about Liberty Media and Liberty Digital. You may obtain the information incorporated by reference into this notice/prospectus without charge by following the instructions in the section entitled "--Where You Can Find More Information" on page 10.


THE COMPANIES (SEE PAGE 18)

LIBERTY DIGITAL, INC.
1100 GLENDON AVENUE, SUITE 2000
LOS ANGELES, CALIFORNIA 90024
TEL: (310) 209-3600

     Liberty Digital is a new media company focused on the development of interactive television content with interests in interactive television technology, Internet e-commerce and content businesses. Liberty Digital jointly owns and operates Game Show Network, the premier programming service exclusively dedicated to games, game playing and game shows, with partner Sony Pictures Entertainment. Liberty Digital also owns a majority interest in DMX/AEI Music, a leader in the delivery of multiple channels of professionally programmed, commercial-free music to homes and businesses worldwide.

LIBERTY MEDIA CORPORATION
12300 LIBERTY BOULEVARD
ENGLEWOOD, COLORADO 80112
TEL: (720) 875-5400

     Liberty Media owns interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia with widely recognized brands such as Encore, STARZ!, Discovery, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS.


THE MERGER (SEE PAGE 30)


     The merger will be effective on the filing of a certificate of ownership and merger in Delaware, which is expected to occur on the 20th business day following the mailing of this notice/prospectus. However, Liberty Media may elect not to proceed with the merger at any time prior to filing the certificate of ownership and merger if it determines that the merger is no longer in its best interests. Unless you exercise your appraisal rights, each share of Liberty Digital Series A common stock you own will be converted into 0.25 shares of Liberty Media Series A common stock. Liberty Media will not issue fractional shares. Instead, you will receive an amount in cash equal to your proportionate interest in the net proceeds from the sale in the open market by Liberty Media's exchange agent of the aggregate fractional shares of Liberty Media Series A common stock that would have been issued in the merger. In connection with the merger, a total of approximately 6.1 million shares of Liberty Media Series A common stock will be issued or issuable in exchange for outstanding shares of Liberty Digital Series A common stock and upon exercise of options to acquire shares of Liberty Digital Series A common stock outstanding at the time of the merger.

     You will receive detailed instructions regarding the surrender of your stock certificates from Liberty Media's transfer agent, EquiServe Trust Company, N.A., promptly following the effective date of the merger. You will receive certificates for Liberty Media Series A common stock as soon as practicable after the transfer agent receives your Liberty Digital stock certificates and other required documents. Please do not send any stock certificates to Liberty Digital or Liberty Media or the exchange agent until you receive these instructions.


FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 34)


     Liberty Media has received an opinion of counsel to the effect that the merger will qualify as a reorganization under the Internal Revenue Code, and that no gain or loss will generally be recognized by you as a Liberty Digital stockholder for U.S. federal income tax purposes upon receipt of shares of Liberty Media Series A common stock in the merger in exchange for Liberty Digital Series A common stock. In general, Liberty Digital stockholders will recognize gain or loss from cash received in the merger in lieu of fractional shares of Liberty Media Series A common stock. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you. Please read the section entitled "The Merger -- Material U.S. Federal Income Tax Consequences" for further discussion of the tax consequences of the merger.

NO LIBERTY DIGITAL STOCKHOLDER APPROVAL REQUIRED (SEE PAGE 30)


     We are not asking you to vote on the merger. The board of directors of Liberty Media has voted to acquire the minority interest in Liberty Digital held by the public. Liberty Media intends to acquire this minority interest by merging its subsidiary, Merger Sub, with and into Liberty Digital. Prior to the effective time of the merger, Liberty Media will cause Merger Sub to own directly of record more than 90% of the outstanding common stock of Liberty Digital. Because Merger Sub will own at least 90% of the common stock outstanding of Liberty Digital at the time of the merger, the resolution of the board of directors of each of Merger Sub and Liberty Media, and the consent of the stockholders of Merger Sub, will be sufficient to authorize the merger under Delaware law, Liberty Digital's certificate of incorporation and Liberty Digital's bylaws.


APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS OF LIBERTY DIGITAL (SEE PAGE 36)



     Delaware law permits you to have the "fair value" of your shares of Liberty Digital Series A common stock determined by a court and paid to you in cash rather than accepting the consideration you would otherwise receive in the merger. This value may be more or less than the market value of the 0.25 shares of Liberty Media Series A common stock issuable for each share of Liberty Digital Series A common stock in the merger. See "The Merger -- Appraisal Rights on page 36."


     If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you must demand in writing from Liberty Digital appraisal of your shares of Liberty Digital Series A common stock within twenty days after the date of mailing this notice/prospectus. The relevant provisions of Delaware law concerning the exercise of appraisal rights are technical in nature and complex. You may wish to consult promptly with legal counsel because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights.


EFFECT OF THE MERGER ON LIBERTY DIGITAL STOCK OPTIONS AND STOCK APPRECIATION RIGHTS (SEE PAGE 34)


     Liberty Media will assume outstanding stock options and stock appreciation rights issued under the Liberty Digital Amended and Restated 1997 Stock Incentive Plan and other stock options and stock appreciation rights not issued under that plan, in each case with respect to Liberty Digital Series A common stock on the effective date of the merger. Assumed stock options and stock appreciation rights will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of Liberty Digital Series A common stock on the effective date of the merger by the 0.25 exchange ratio, rounded up to the nearest whole share. The exercise price per share of Liberty Media Series A common stock issuable under each assumed option will be calculated by dividing the exercise price of such option before the merger by the exchange ratio, rounded to the nearest whole cent.


REASONS FOR AND PURPOSE OF THE MERGER (SEE PAGE 31)


     The purpose of the merger is to acquire the publicly held minority interest in Liberty Digital. In deciding to undertake the merger, which will result in Liberty Digital ceasing to be a public majority-owned subsidiary, Liberty Media considered the following factors, among others:

     - Liberty Digital's lack of internal capital resources to develop its business;

     - recent capital market trends, which have adversely affected the ability of small companies and companies with more speculative credit risk to access capital;

     - the latest trends in Liberty Digital's markets, primarily the slower than anticipated development of interactive television and the slow-down in growth of new media industries;

     - the trading price volatility of the Liberty Digital common stock caused, in part, by its limited public float;

     - Liberty Digital's outstanding debt and greater cost of borrowing as compared to Liberty Media's;

     - Liberty Digital's anticipated capital requirements, including, among others, payment of a $100 million note to Sony Pictures Entertainment, Inc. due in February 2002;

     - the impact on Liberty Media's own common stock of the issuance of Liberty Media shares to Liberty Digital's stockholders; and

     - the costs associated with operating Liberty Digital as a separate public company, including elimination of duplicate corporate functions and elimination of fees associated with SEC reporting and related legal and accounting fees, which Liberty Media anticipates could result in savings of approximately $9 million per year.


CONDITIONS TO THE MERGER (SEE PAGE 34)


     Although Liberty Media is under no obligation to complete the merger, it is expected that the merger will be effected on the 20th business day following the mailing of this notice/prospectus. In addition, the following conditions must be satisfied before the merger can be completed:

     - Merger Sub must own directly of record at least 90% of the common stock outstanding of Liberty Digital;

     - no unfavorable change in the tax consequences relating to the merger shall have occurred between the date of this notice/ prospectus and the effective date of the merger;

     - the registration statement of which this notice/prospectus forms a part shall have remained effective; and

     - the shares of Liberty Media Series A common stock that will be issued in the merger must be authorized for listing on the New York Stock Exchange, subject only to official notice of issuance.


CONFLICT OF INTEREST OF LIBERTY MEDIA (SEE PAGE 31)



     In setting the exchange ratio, Liberty Media's financial interest was adverse to the interest of the public stockholders of Liberty Digital. Liberty Media determined the exchange ratio without negotiating with Liberty Digital and makes no representation or warranty in this notice/prospectus as to the fairness or adequacy of the consideration to be paid in the merger. Under Delaware law, which governs the merger, you have the right to seek appraisal of the "fair value" of your Liberty Digital shares and receive cash instead of the consideration you would otherwise receive in the merger. See "The
Merger -- Appraisal Rights" on page 36 for a description of the appraisal process.



INTERESTS OF DIRECTORS AND OFFICERS (SEE PAGE 31)


     You should be aware that some officers and directors of Liberty Digital have interests in the merger that are different from, or in addition to, yours. These interests include:

     - severance payments in connection with the merger;

     - ownership of Liberty Media common stock and options to acquire Liberty Media common stock;

     - indemnification arrangements between Liberty Digital and its directors and officers; and

     - in some cases, accelerated vesting of stock options and stock appreciation rights with respect to Liberty Digital Series A common stock.

In addition, some of the officers and directors of Liberty Media and/or Merger Sub are also officers and directors of Liberty Digital and have interests that are in addition to, or different from, your interests.


ACCOUNTING TREATMENT (SEE PAGE 34)


     The merger, if completed, will be accounted for as a "purchase" of a minority interest, as such term is used under generally accepted accounting principles, for accounting and financial reporting purposes.


FEDERAL AND STATE REGULATORY REQUIREMENTS (SEE PAGE 36)


     Except for filing a certificate of ownership and merger in Delaware and compliance with federal and state securities laws, Liberty Media is not aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with, or approval that must be obtained, in connection with the merger.


RESTRICTIONS ON THE ABILITY TO SELL LIBERTY MEDIA SERIES A COMMON STOCK (SEE PAGE 36)


     All shares of Liberty Media Series A common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of Liberty Media under the Securities

Act of 1933. If you are an affiliate of Liberty Media, then prior to the first anniversary of the merger, you may transfer your shares only pursuant to an effective registration statement or an exemption under the Securities Act.


DIFFERENCES BETWEEN YOUR RIGHTS AS A LIBERTY DIGITAL STOCKHOLDER AND AS A LIBERTY MEDIA STOCKHOLDER (SEE PAGE 40)



     There are differences between the rights you have as a holder of Liberty Digital Series A common stock and the rights you will have as a holder of Liberty Media Series A common stock. For a description of these differences, see the section entitled "Comparison of Stockholder Rights" on page 42.

                     SELECTED SUMMARY FINANCIAL INFORMATION

LIBERTY MEDIA


     The following table provides you with selected historical consolidated financial data of Liberty Media. From August 1994 to March 1999 Liberty Media was a wholly owned subsidiary of Tele-Communications, Inc. ("TCI"). On March 9, 1999, AT&T Corp. ("AT&T") acquired TCI in a merger transaction and changed TCI's name to AT&T Broadband. For financial reporting purposes, the merger of AT&T and TCI is deemed to have occurred on March 1, 1999. In connection with that merger, the assets and liabilities of Liberty Media were adjusted to their respective fair values pursuant to the purchase method of accounting. For periods prior to March 1, 1999, the assets and liabilities of Liberty Media and the related consolidated results of operations are referred to below as "Old Liberty," and for periods subsequent to February 28, 1999, the assets and liabilities of Liberty Media and the related consolidated results of operations are referred to as "New Liberty." Also, in connection with that merger, TCI effected an internal restructuring as a result of which certain net assets and approximately $5.5 billion in cash were contributed to Liberty Media. On August 10, 2001, AT&T effected a split-off of Liberty Media and as a result of that transaction, Liberty Media is no longer a subsidiary of AT&T. We derived the historical consolidated financial data from our consolidated financial statements. It is important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of Liberty Media incorporated by reference into this notice/prospectus. For a list of documents incorporated by reference into this notice/prospectus, see "--Where You Can Find More Information" on page 10.


                                                NEW LIBERTY                                         OLD LIBERTY
                        -----------------------------------------------------------   ----------------------------------------
                         NINE MONTHS     NINE MONTHS                    TEN MONTHS     TWO MONTHS
                            ENDED           ENDED        YEAR ENDED       ENDED          ENDED        YEAR ENDED DECEMBER 31,
                        SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,   -------------------------
                            2001            2000            2000           1999           1999        1998      1997     1996
                        -------------   -------------   ------------   ------------   ------------   -------   ------   ------
                         (UNAUDITED)     (UNAUDITED)
                                               (IN MILLIONS)                                       (IN MILLIONS)
OPERATING DATA
Revenue...............     $ 1,538         $ 1,053        $ 1,526        $   729        $   235      $ 1,359   $1,225   $2,208
Operating income
  (loss)..............        (453)            131            436         (2,214)          (158)        (431)    (260)     (66)
Interest expense......        (396)           (276)          (399)          (134)           (25)        (104)     (40)     (53)
Share of losses of
  affiliates, net.....      (3,227)         (2,594)        (3,485)          (904)           (66)      (1,002)    (785)    (332)
Gain (loss) on
  dispositions, net...         (67)          7,447          7,340              4             14        2,449      406    1,558
Net earnings (loss)...      (2,492)          2,962          1,485         (2,021)           (70)         622     (470)     741
BALANCE SHEET DATA (AT
  PERIOD END):
Cash and cash
  equivalents.........     $ 2,864         $ 1,223        $ 1,295        $ 1,714        $    31      $   228   $  100   $  434
Short-term
  investments.........         298             461            500            378            125          159      248       59
Investments in
  affiliates..........      12,129          20,679         20,464         15,922          3,971        3,079    2,359    1,519
Investments in
  available-for-sale
  securities and
  others..............      22,224          26,063         19,035         28,593         11,974       10,539    3,971    2,257
Total assets..........      50,844          61,848         54,268         58,658         16,886       15,783    7,735    6,722
Debt, including
  current portion.....       6,579           5,869          6,363          3,277          2,087        2,096      785      555
Call option
  obligations.........       1,237              --             --             --             --           --       --       --
Stockholders'
  equity..............      31,174          39,266         34,290         38,435          9,449        9,230    4,721    4,519

LIBERTY DIGITAL

     The following table provides you with selected historical consolidated financial data of Liberty Digital, formerly TCI Music, Inc., and its predecessor, DMX, Inc. ("DMX"). Liberty Digital was incorporated as a wholly owned subsidiary of TCI in January 1997 for the purpose of acquiring DMX. Liberty Digital acquired DMX in July 1997 and became a publicly held, majority-owned subsidiary of TCI. In March 1999, TCI transferred its interest in Liberty Digital to Liberty Media. The financial data in the following table is derived from the consolidated financial statements of Liberty Digital. It is important that you read this information along with the consolidated financial statements and accompanying notes of Liberty Digital incorporated by reference into this notice/prospectus.

                     LIBERTY DIGITAL, INC. AND SUBSIDIARIES
                  (A SUBSIDIARY OF LIBERTY MEDIA CORPORATION)

                                                       LIBERTY DIGITAL                          TCI MUSIC
                                 -----------------------------------------------------------   ------------
                                  NINE MONTHS     NINE MONTHS                    TEN MONTHS     TWO MONTHS
                                     ENDED           ENDED        YEAR ENDED       ENDED          ENDED
                                 SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   FEBRUARY 28,
                                     2001            2000            2000           1999           1999
                                 -------------   -------------   ------------   ------------   ------------
                                               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)     (UNAUDITED)
INCOME STATEMENT DATA
Revenue........................    $ 114,774       $  70,879      $ 100,727      $  68,581       $14,220
Cost of equipment and
 installation..................       28,955          15,200         22,628         13,216         2,643
Operating, selling, general and
 administrative expenses.......       67,089          47,785         62,650         43,329         7,801
Stock compensation.............        3,804        (224,534)      (402,475)       692,936            85
Depreciation and
 amortization..................       48,109          41,939         53,533         40,660         2,502
Inventory writedown............           --              --             --             --            --
Loss on disposition of DMX
 Europe N.V. ..................           --              --             --             --            --
                                   ---------       ---------      ---------      ---------       -------
Operating income (loss)........      (33,183)        190,489        364,391       (721,560)        1,189
Interest expense, net..........      (23,543)        (11,790)       (15,887)        (5,727)       (1,036)
Share of earnings (losses) of
 affiliates....................      (10,435)        (16,789)       (21,520)       (11,620)           (6)
Gain (loss) from investments/
 financial instruments.........       28,771          (9,351)           277          1,152            --
Impairment of investments(1)...     (142,422)         (2,204)      (174,641)            --            --
Minority interest in net losses
 of subsidiaries...............        6,146              --             --             --            --
Other income (expense), net....       (1,272)          1,735          1,770             --            (2)
                                   ---------       ---------      ---------      ---------       -------
Earnings (loss) from continuing
 operations before income
 taxes.........................     (175,938)        152,090        154,390       (737,755)          145
Income tax (expense) benefit...       60,608         (67,526)      (101,134)       282,467        (1,049)
                                   ---------       ---------      ---------      ---------       -------
Income (loss) from continuing
 operations before
 extraordinary items...........    $(115,330)      $  84,564      $  53,256      $(455,288)      $  (904)
                                   =========       =========      =========      =========       =======
Basic net income (loss)
 attributable to common
 stockholders..................    $(125,381)      $ 137,150      $ 164,368      $(679,025)      $(4,596)
Basic net income (loss)
 attributable to common
 stockholders per common
 share.........................    $   (0.61)      $    0.68      $    0.82      $   (3.54)      $ (0.06)
Weighted average number of
 common shares -- basic........      204,743         201,116        201,585        191,932        81,377
Diluted net income (loss)
 attributable to common
 stockholders..................    $(125,381)      $ 144,286      $ 173,622      $(679,025)      $(4,596)
Diluted income (loss)
 attributable to common
 stockholders per common
 share.........................    $   (0.61)      $    0.61      $    0.74      $   (3.54)      $ (0.06)
Weighted average number of
 common shares -- diluted......      204,743         238,100        234,905        191,932        81,377

                                          TCI MUSIC                        DMX
                                 ---------------------------   ---------------------------
                                                 SIX MONTHS    NINE MONTHS
                                  YEAR ENDED       ENDED          ENDED       YEAR ENDED
                                 DECEMBER 31,   DECEMBER 31,    JUNE 30,     SEPTEMBER 30,
                                     1998           1997          1997           1996
                                 ------------   ------------   -----------   -------------
                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA
Revenue........................    $ 66,495       $23,415       $ 18,476       $ 19,265
Cost of equipment and
 installation..................       8,116         1,304          1,882          1,939
Operating, selling, general and
 administrative expenses.......      38,359        12,905         27,300         29,909
Stock compensation.............         502           294            137            550
Depreciation and
 amortization..................      14,192         6,078          1,789          1,884
Inventory writedown............       1,102            --             --             --
Loss on disposition of DMX
 Europe N.V. ..................          --            --          1,738          7,153
                                   --------       -------       --------       --------
Operating income (loss)........       4,224         2,834        (14,370)       (22,170)
Interest expense, net..........      (5,698)         (289)          (422)          (300)
Share of earnings (losses) of
 affiliates....................         151           120            203        (11,657)
Gain (loss) from investments/
 financial instruments.........          --            --             --             --
Impairment of investments(1)...          --            --             --             --
Minority interest in net losses
 of subsidiaries...............          --            --
Other income (expense), net....          --          (222)          (119)           272
                                   --------       -------       --------       --------
Earnings (loss) from continuing
 operations before income
 taxes.........................      (1,323)        2,443        (14,708)       (33,855)
Income tax (expense) benefit...      (3,059)       (2,625)            --             --
                                   --------       -------       --------       --------
Income (loss) from continuing
 operations before
 extraordinary items...........    $ (4,382)      $  (182)      $(14,708)      $(33,855)
                                   ========       =======       ========       ========
Basic net income (loss)
 attributable to common
 stockholders..................    $(30,467)      $  (589)      $(14,708)      $(33,855)
Basic net income (loss)
 attributable to common
 stockholders per common
 share.........................    $  (0.38)      $ (0.01)      $  (0.25)      $  (0.68)
Weighted average number of
 common shares -- basic........      81,046        77,423         59,587         49,676
Diluted net income (loss)
 attributable to common
 stockholders..................    $(30,467)      $  (589)      $(14,708)      $(33,855)
Diluted income (loss)
 attributable to common
 stockholders per common
 share.........................    $  (0.38)      $ (0.01)      $  (0.25)      $  (0.68)
Weighted average number of
 common shares -- diluted......      81,046        77,423         59,587         49,676

---------------

(1) Liberty Digital has recorded impairment charges to reduce the value of certain of its investments to fair value. At September 30, 2001, $35 million of the total $142.4 million charge was attributable to Liberty Digital's interest in the MTVi Group, L.P. ("MTVi"), $15 million to Order Trust, Inc., $46.8 million to ACTV, Inc. and the remainder to other equity investments and marketable securities. At December 31, 2000, $86 million of the total $174.6 million charge was attributable to Liberty Digital's interest in MTVi and the remainder was for other equity investments and marketable securities.

                     LIBERTY DIGITAL, INC. AND SUBSIDIARIES

                  (A SUBSIDIARY OF LIBERTY MEDIA CORPORATION)

                                     LIBERTY DIGITAL                   TCI MUSIC                  DMX
                          -------------------------------------   -------------------   ------------------------
                          SEPTEMBER 30,       DECEMBER 31,           DECEMBER 31,       JUNE 30,   SEPTEMBER 30,
                          -------------   ---------------------   -------------------   --------   -------------
                              2001          2000        1999        1998       1997       1997         1996
                          -------------   --------   ----------   --------   --------   --------   -------------
                                                          (AMOUNTS IN THOUSANDS)
                           (UNAUDITED)
BALANCE SHEET DATA
Current assets..........   $   76,765     $ 45,895   $   20,326   $ 20,642   $ 16,757   $  6,186      $ 7,719
Net assets of
  discontinued
  operations............           --           --           --     65,451     70,756         --           --
Investments in
  affiliates, accounted
  for under the equity
  method................      237,222       15,395       34,345        378        577        558          504
Investment in available
  for sale securities...      162,320      177,202      930,048         --         --         --           --
Investments recorded at
  cost..................       33,368      159,058      217,457         --         --         --           --
Property and equipment,
  net...................       39,956       22,909       18,419     12,686      4,227      4,132        5,894
Intangibles and other
  assets, net...........      556,064      508,602      513,267    102,708     91,903        110        4,635
                           ----------     --------   ----------   --------   --------   --------      -------
Total assets............   $1,105,695     $929,061   $1,733,862   $201,865   $184,220   $ 10,986      $18,752
                           ==========     ========   ==========   ========   ========   ========      =======
Current liabilities.....   $  201,306     $179,074   $  577,609   $ 13,604   $ 13,141   $ 14,705      $16,932
Notes payable and
  accrued
  interest -- related
  party.................      205,474      192,875           --        226      3,793      3,887           --
Debt....................      172,595        2,428       97,813     96,244     53,236         23        1,401
Accrued stock
  compensation,
  long-term.............        6,291        8,615      101,846         --         --         --           --
Deferred income taxes...        3,186       57,402      375,818        380      2,811         --           --
Other liabilities.......        1,132       16,469       18,212     12,187     11,413      8,673        1,773
                           ----------     --------   ----------   --------   --------   --------      -------
Total liabilities.......      589,984      456,863    1,171,298    122,641     84,394     27,288       20,106
Redeemable convertible
  preferred stock.......      166,967      160,224      153,308     34,322     35,588         --           --
Stockholders' equity
  (deficit).............      348,744      311,974      409,256     44,902     64,238    (16,302)      (1,354)
                           ----------     --------   ----------   --------   --------   --------      -------
Total liabilities and
  stockholders' equity
  (deficit).............   $1,105,695     $929,061   $1,733,862   $201,865   $184,220   $ 10,986      $18,752
                           ==========     ========   ==========   ========   ========   ========      =======

UNAUDITED COMPARATIVE PER SHARE DATA

     The table below provides you with Liberty Media's and Liberty Digital's historical per share information as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 (assuming that Liberty Media's split off from AT&T had occurred on January 1, 2000 and that each share of Liberty Media common stock issued in connection with the split off was outstanding on that date). For more information on Liberty Media's split off from AT&T, see "Where You Can Find More Information," on page 11 of this notice/prospectus. In addition, we provide Liberty Media pro forma information as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 (assuming that Liberty Media's split off from AT&T had occurred on January 1, 2000, that each share of Liberty Media common stock issued in connection with the split off was outstanding on that date and that the merger of Liberty

Digital and Merger Sub had been completed on January 1, 2000). The column labeled "Liberty Digital Pro Forma Equivalent" presents the per share data set forth in the column labeled "Liberty Media Pro Forma" multiplied by 0.25. It is important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of Liberty Media incorporated by reference into this notice/prospectus. It is also important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of Liberty Digital incorporated by reference into this notice/prospectus.

                                         LIBERTY      LIBERTY DIGITAL   LIBERTY MEDIA   LIBERTY DIGITAL PRO
                                        MEDIA(1)        HISTORICAL        PRO FORMA     FORMA EQUIVALENT(4)
                                      -------------   ---------------   -------------   -------------------
Book value per common share as of
  September 30, 2001................     $12.04           $ 1.70           $12.04(2)          $ 3.01
Basic earnings (loss) attributable
  to common shareholders per common
  share:
  Nine months ended September 30,
     2001...........................      (0.96)           (0.61)           (0.96)(3)          (0.24)
  Year ended December 31, 2000......       0.57             0.82             0.58(3)            0.15
Diluted earnings (loss) attributable
  to common shareholders per common
  share:
  Nine months ended September 30,
     2001...........................      (0.96)           (0.61)           (0.96)(3)          (0.24)
  Year ended December 31, 2000......       0.57             0.74             0.58(3)            0.15

---------------

(1) Until August 10, 2001, Liberty Media was a wholly-owned subsidiary of AT&T. The per share amounts in the table are based upon the number of shares of Liberty Media Series A and Series B common stock issued in Liberty Media's split off from AT&T.

(2) The pro forma book value per common share is based upon 2,383 million shares of Liberty Media Series A common stock and 212 million shares of Liberty Media Series B common stock. Such amounts represent the number of shares that would have been outstanding if the merger of Liberty Digital and Merger Sub had been completed on September 30, 2001.

(3) The pro forma net loss per share is based upon 2,595 million weighted average shares outstanding for the nine months ended September 30, 2001 and the year ended December 31, 2000. Such amount represents the number of weighted average shares that would have been outstanding if the split off from AT&T and the merger of Liberty Digital and Merger Sub had been completed on January 1, 2000.

(4) The Liberty Digital pro forma equivalents have been determined by multiplying the Liberty Media pro forma amounts by the exchange ratio of
    0.25 of a share of Liberty Media Series A common stock for each share of Liberty Digital Series A common stock outstanding.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     Shares of Liberty Digital Series A common stock are traded on the Nasdaq National Market. Shares of Liberty Media Series A common stock are listed on the New York Stock Exchange. Public trading of Liberty Media Series A common stock commenced on August 10, 2001, the date of Liberty Media's split off from AT&T, under the symbol "LMC.A". On January 2, 2002, the trading symbol for the Liberty Media Series A common stock on the New York Stock Exchange was changed to "L." Public trading of Liberty Digital Series A common stock commenced on September 10, 1999 on the Nasdaq National Market under the symbol "LDIG." Prior to that date, Liberty Digital Series A common stock was quoted on the Nasdaq SmallCap Market under the symbol "TUNE." No trading market exists for Liberty Digital Series B common stock.

     The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for a share of:

     - Liberty Digital Series A common stock, as reported on the Nasdaq National Market; and

     - Liberty Media Series A common stock, as reported on the New York Stock Exchange Composite Transaction Tape (assuming that Liberty Media's split from AT&T had occurred on January 1, 2000 and that each share of AT&T's Class A Liberty Media Group common stock outstanding was exchanged for one share of Liberty Media Series A common stock on such date).


                                                 LIBERTY DIGITAL                LIBERTY MEDIA
                                              SERIES A COMMON STOCK         SERIES A COMMON STOCK
                                              ----------------------        ----------------------
                                               HIGH            LOW           HIGH            LOW
                                              -------        -------        -------        -------
Year Ended December 31, 2000
  First Quarter.............................  $71.13         $35.50         $30.72         $24.44
  Second Quarter............................   39.94          18.00          29.94          19.19
  Third Quarter.............................   37.00          16.63          26.56          17.44
  Fourth Quarter............................   20.50           3.84          19.25          10.75
Year Ended December 31, 2001
  First Quarter.............................  $10.38         $ 3.63         $17.25         $11.88
  Second Quarter............................    6.90           3.50          18.04          11.50
  Third Quarter.............................    6.30           2.98          17.85           9.75
  Fourth Quarter............................    4.00           2.60          14.46          11.17


     Liberty Media's fiscal year ends on December 31 of each year, and Liberty Digital's fiscal year ends on December 31 of each year. Cash dividends have never been paid with respect to Liberty Media Series A common stock. It is the current intention of Liberty Media to retain future earnings to finance operations and expand its business. Liberty Media does not anticipate paying any dividends on its common stock in the foreseeable future.

     The following table sets forth the closing prices per share of Liberty Digital Series A common stock as reported on the Nasdaq National Market, and the closing prices per share of Liberty Media Series A common stock as reported on the New York Stock Exchange Composite Transaction Tape, on:

     - October 12, 2001, the last full trading day prior to the public announcement of the merger; and


     - February   , 2002, the last full trading day for which closing prices were available prior to the printing of this notice/prospectus.


     The table also presents, under the heading "Equivalent Per Share Price," an amount equal to the closing price of a share of Liberty Media Series A common stock on the applicable date multiplied by 0.25, which is the number of shares of Liberty Media Series A common stock to be issued in the merger for each share of Liberty Digital Series A common stock. These equivalent per share prices reflect the market value of the Liberty Media Series A common stock you would have received for each of your shares of Liberty Digital Series A common stock if the merger had been completed on the specified dates. Because the market price of Liberty Media Series A common stock may increase or decrease before the merger is completed, we urge you to obtain current market quotations.


                                                                          SERIES A
                                                      LIBERTY DIGITAL   LIBERTY MEDIA   EQUIVALENT PER
DATES                                                  COMMON STOCK     COMMON STOCK     SHARE PRICE
-----                                                 ---------------   -------------   --------------
October 12, 2001....................................       $2.82           $12.37           $3.09
February   , 2002...................................
                                                           -----           ------           -----

                      WHERE YOU CAN FIND MORE INFORMATION

     Liberty Media and Liberty Digital each file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Liberty Media and Liberty Digital file at the SEC's public reference room at the following location:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

     Additional public reference rooms are located in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an internet site that contains reports, proxy statements and other information regarding Liberty Media and Liberty Digital. The address of the SEC website is www.sec.gov. Liberty Media's and Liberty Digital's SEC filings are also available to the public from commercial document retrieval services.

     Liberty Media filed a registration statement on Form S-4 to register with the SEC its Series A common stock to be issued to Liberty Digital stockholders in the merger. This notice/prospectus is a part of that registration statement. As allowed by SEC rules, this notice/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     SEC rules allow Liberty Media and Liberty Digital to "incorporate by reference" information into this notice/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this notice/prospectus, except for any information superseded or modified by information contained directly in this notice/prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein. This notice/prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about each company and its financial condition.

LIBERTY MEDIA

     The following documents filed by Liberty Media (File No. 000-20421) are hereby incorporated by reference into this notice/prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 28, 2001, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on June 12, 2001.

     - Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed on May 14, 2001, as amended by the Quarterly Report on Form 10-Q/A for the three month period ending March 31, 2001, filed on June 20, 2001.

     - Quarterly Report on Form 10-Q for the six months ended June 30, 2001, filed on August 14, 2001.

     - Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, filed on November 13, 2001.


     - Current Reports on Form 8-K filed on March 7, 2001, June 26, 2001, August 14, 2001, October 12, 2001, November 13, 2001, December 3, 2001, December 5, 2001, December 27, 2001 and January 9, 2002.


On May 7, 2001, certain subsidiaries and assets of AT&T which had previously been attributed to AT&T's Liberty Media Group but which had not been previously held by Liberty Media were contributed to Liberty Media in anticipation of the split off from AT&T. Those subsidiaries and assets, which constitute only a portion of Liberty Media's overall assets, are being accounted for in a manner similar to a pooling of interests and, therefore, the financial statements of Liberty Media for periods prior to the contributions have been restated to include the financial position and results of operations of the contributed assets from the dates of their acquisition by AT&T. Accordingly, the following information is incorporated by reference from the Registration Statement on Form S-1 of Liberty Media, Registration No. 333-55998, declared effective on June 14, 2001, with respect to the split off: (1) the information under the captions titled "Capitalization," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) the following financial statements and notes thereto of Liberty Media and subsidiaries, which have been restated to give effect to the aforementioned contribution: (x) the balance sheets of Liberty Media as of March 31, 2001 and December 31, 2000, and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the three months ended March 31, 2001 and 2000; and (y) the balance sheets of Liberty Media as of December 31, 2000 and 1999 and the related consolidated statements of operations and comprehensive earnings, stockholders' equity, and cash flows for the year ended December 31, 2000, and the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods).

LIBERTY DIGITAL

     The following documents filed by Liberty Digital (File No. 000-22815) are hereby incorporated by reference into this notice/prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 2000, filed on April 2, 2001, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on April 30, 2001.

     - Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed on May 15, 2001.

     - Quarterly Report on Form 10-Q for the six months ended June 30, 2001, filed on August 14, 2001.

     - Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, filed November 14, 2001.


     - Current Reports on Form 8-K filed on March 9, 2001, March 16, 2001 and February 7, 2002.


     All documents filed by Liberty Media and Liberty Digital pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this notice/prospectus and prior to the effective date of the merger are incorporated by reference into and are deemed to be a part of this notice/prospectus from the date of filing of those documents.

     You may request a copy of any and all of the documents incorporated by reference in this notice/prospectus at no cost, by writing or telephoning the office of:

                              Corporate Secretary
                           Liberty Media Corporation
                            12300 Liberty Boulevard
                           Englewood, Colorado 80112
                            Telephone: 720-875-5400


     You should rely only on the information contained or incorporated by reference in this section of the notice/prospectus. We have not authorized anyone to provide you with information that is different from what is contained
in this notice/prospectus. This notice/prospectus is dated February   , 2002.
You should not assume that the information contained in this notice/prospectus is accurate as of any date other than that date, and neither the mailing of this notice/prospectus to stockholders nor the issuance of Liberty Media Series A common stock in the merger shall create any implication to the contrary.

                                  RISK FACTORS

     If you hold your shares of Liberty Digital Series A common stock on the date of the merger and do not properly exercise your appraisal rights, you will receive shares of Liberty Media Series A common stock and will become a stockholder of Liberty Media. In addition to the other information we include in or incorporate by reference into this notice/prospectus, you should consider the following risk factors in deciding whether to exercise your appraisal rights.

RISKS RELATED TO THE MERGER

  THERE WAS NO FORMAL VALUATION DETERMINING THE FAIRNESS OF THE MERGER CONSIDERATION.

     The merger consideration was not determined by arms' length negotiation, and there was no formal valuation of Liberty Media or Liberty Digital by an independent third party. Neither Liberty Media nor Liberty Digital has obtained a fairness opinion by an investment banking firm or other qualified appraiser. Because the merger is being effected pursuant to Delaware's "short-form" merger statute, the board of directors of Liberty Digital is not required to and has not considered or made any determination as to whether the terms of the merger are fair to, or in the best interests of, the holders of Liberty Digital Series A common stock other than Liberty Media and its subsidiaries.

  THE VALUE OF THE LIBERTY MEDIA SERIES A COMMON STOCK YOU WILL RECEIVE IN THE MERGER MAY FLUCTUATE.

     The number of shares of Liberty Media Series A common stock you will receive in the merger will not be adjusted based on changes in the market price of Liberty Media Series A common stock. Accordingly, because the market price of Liberty Media Series A common stock may fluctuate, the value of the consideration you receive when we complete the merger will depend on the market price of Liberty Media Series A common stock at that time. We cannot assure you as to the market value of the merger consideration you will receive when the merger is completed.

  THE PRICE OF LIBERTY MEDIA SERIES A COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF THE LIBERTY DIGITAL SERIES A COMMON STOCK.

     When we complete the merger, you will become a holder of Liberty Media Series A common stock. The businesses of Liberty Media are much broader than the businesses of Liberty Digital, and the results of operations of Liberty Media, as well as the market price of Liberty Media Series A common stock, may be affected by factors different from those affecting Liberty Digital's results of operations and the market price of the Liberty Digital Series A common stock. As a result, factors that had little or no effect on the price of the Liberty Digital Series A common stock may adversely affect the price of Liberty Media Series A common stock.

RISKS RELATED TO THE BUSINESS OF LIBERTY MEDIA

  WE DEPEND ON A LIMITED NUMBER OF POTENTIAL CUSTOMERS FOR CARRIAGE OF OUR PROGRAMMING SERVICES.

     The cable television and direct-to-home satellite industries are currently undergoing a period of consolidation. As a result, the number of potential buyers of our programming services and those of our business affiliates is decreasing. AT&T's cable television subsidiaries and affiliates, which as a group comprise one of the two largest operators of cable television systems in the United States, are collectively the largest single customer of our programming companies. With respect to some of our programming services and those of our business affiliates, this is the case by a significant margin. The existing agreements between AT&T's cable television subsidiaries and affiliates and the program suppliers owned or affiliated with us were entered into prior to the TCI merger. There can be no assurance that our owned and affiliated program suppliers will be able to negotiate renewal agreements with AT&T's cable television subsidiaries and affiliates. Although AT&T has agreed to extend any existing affiliation agreement of ours and our affiliates that expires on or before March 9, 2004 to a date not before March 9, 2009, that agreement is conditioned on mutual most favored nation terms being offered and the arrangements being consistent with industry practice.

  THE LIQUIDITY AND VALUE OF OUR INTERESTS IN OUR BUSINESS AFFILIATES MAY BE ADVERSELY AFFECTED BY STOCKHOLDERS AGREEMENTS AND SIMILAR AGREEMENTS TO WHICH WE ARE A PARTY.

     A significant portion of the equity securities we own is held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and therefore the realizable value, of those securities. Most of these agreements subject the transfer of the stock, partnership or other interests constituting the equity security to consent rights or rights of first refusal of the other stockholders or partners. In certain cases, a change in control of our company or of the subsidiary holding our equity interest will give rise to rights or remedies exercisable by other stockholders or partners, such as a right to initiate or require the initiation of buy/sell procedures. Some of our subsidiaries and business affiliates are parties to loan agreements that restrict changes in ownership of the borrower without the consent of the lenders. All of these provisions will restrict our ability to sell those equity securities and may adversely affect the price at which those securities may be sold. For example, in the event buy/sell procedures are initiated at a time when we are not in a financial position to buy the initiating party's interest, we could be forced to sell our interest at a price based upon the value established by the initiating party, and that price might be significantly less than what we might otherwise obtain.

  WE DO NOT HAVE THE RIGHT TO MANAGE OUR BUSINESS AFFILIATES, WHICH MEANS WE CANNOT CAUSE THOSE AFFILIATES TO OPERATE IN A MANNER THAT IS FAVORABLE TO US.

     We do not have the right to manage the businesses or affairs of any of our business affiliates in which we have less than a majority voting interest. Rather, our rights may take the form of representation on the board of directors or a partners' or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of our veto rights varies from agreement to agreement. Although our board representation and veto rights may enable us to exercise influence over the management or policies of an affiliate and enable us to prevent the sale of assets by a business affiliate in which we own less than a majority voting interest or prevent it from paying dividends or making distributions to its stockholders or partners, they do not enable us to cause these actions to be taken.

  OUR BUSINESS IS SUBJECT TO RISKS OF ADVERSE GOVERNMENT REGULATION.

     Programming services, cable television systems, satellite carriers, television stations and internet companies are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. In addition, substantially every foreign country in which we have, or may in the future make, an investment regulates, in varying degrees, the distribution and content of programming services and foreign investment in programming companies and wireline and wireless cable communications, satellite, telephony and Internet services. Regulation can take the form of price controls, service requirements and programming and other content restrictions, among others. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our business will not be adversely affected by future legislation, new regulation, deregulation or court decisions.

  WE MAY MAKE SIGNIFICANT CAPITAL CONTRIBUTIONS AND LOANS TO OUR SUBSIDIARIES AND BUSINESS AFFILIATES TO COVER OPERATING LOSSES AND FUND DEVELOPMENT AND GROWTH, WHICH COULD LIMIT THE AMOUNT OF CASH AVAILABLE TO PAY OUR OWN FINANCIAL OBLIGATIONS OR TO MAKE ACQUISITIONS OR INVESTMENTS.

     The development of video programming, communications, technology and Internet businesses involves substantial costs and capital expenditures. As a result, many of our business affiliates have incurred operating and net losses to date and are expected to continue to incur significant losses for the foreseeable future. Our results of operations include our, and our consolidated subsidiaries', share of the net losses of our respective affiliates. Our share of net losses of affiliates amounted to $3,227 million for the first nine months of 2001, $3,485 million for calendar year 2000 and $970 million for calendar year 1999.

     We may make significant capital contributions and loans to our existing and future subsidiaries and business affiliates to help cover their operating losses and fund the development and growth of their respective businesses and assets. We have assisted, and may in the future assist, our subsidiaries and business affiliates in their financing activities by guaranteeing bank and other financial obligations. At September 30, 2001, we had guaranteed various loans, notes payable, letters of credit and other obligations of certain of our subsidiaries and business affiliates totaling approximately $2,242 million.

     To the extent we make loans and capital contributions to our subsidiaries and business affiliates or we are required to expend cash due to a default by a subsidiary or business affiliate of any obligation we guarantee, there will be that much less cash available to us with which to pay our own financial obligations or make acquisitions or investments.

  IF WE FAIL TO MEET REQUIRED CAPITAL CALLS TO A SUBSIDIARY OR BUSINESS AFFILIATE, WE COULD BE FORCED TO SELL OUR INTEREST IN THAT COMPANY, OUR INTEREST IN THAT COMPANY COULD BE DILUTED OR WE COULD FORFEIT IMPORTANT RIGHTS.

     We have entered into stockholder and partnership agreements that provide for possible capital calls on stockholders and partners. Our failure to meet a capital call, or other commitment to provide capital or loans to a particular company, may have adverse consequences to us. These consequences may include, among others, the dilution of our equity interest in that company, the forfeiture of our right to vote or exercise other rights, the right of the other stockholders or partners to force us to sell our interest at less than fair value, the forced dissolution of the company to which we have made the commitment or, in some instances, a breach of contract action for damages against us. Our ability to meet capital calls or other capital or loan commitments is subject to our ability to access cash.

  BECAUSE WE ARE A HOLDING COMPANY, WE MAY BE UNABLE IN THE FUTURE TO OBTAIN CASH IN AMOUNTS SUFFICIENT TO MEET OUR FINANCIAL OBLIGATIONS.

     Our ability to meet our financial obligations depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from the operating activities of our wholly owned subsidiaries, dividends and interest from our investments and proceeds from the monetization and/or sale of assets. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. We generally do not receive cash, in the form of dividends, loans, advances or otherwise, from our business affiliates. In this regard, we do not have sufficient voting control over most of our business affiliates to cause those companies to pay dividends or make other payments or advances to their partners or stockholders (including us).

  OUR SUBSIDIARIES AND BUSINESS AFFILIATES OPERATING INTERNATIONALLY ARE SUBJECT TO ADDITIONAL RISKS.

     We have made significant investments in businesses outside the United States and we may continue to do so in the future. Some countries where we have or may in the future acquire interests in a cable television operator do not issue exclusive licenses or franchises to provide multi-channel television services within a geographic area, and in those instances we may be adversely affected by an overbuild by one or more competing cable operators. In certain countries where multi-channel television is less developed, there is minimal regulation of cable television and other forms of video distribution, and, therefore, the protections of the distributor's investment available in the United States and other countries (such as rights to renewal of licenses, franchises and pole attachment) may not be available in these countries. In addition, our international operations are subject to the following inherent risks:

     - fluctuations in currency exchange rates;

     - longer payment cycles by our customers in foreign countries that may increase the uncertainty associated with recoverable accounts;

     - difficulties in staffing and managing international operations; and

     - political unrest that may result in disruptions of services that are critical to our businesses.

  WE ARE SUBJECT TO THE RISK OF POSSIBLY BECOMING AN INVESTMENT COMPANY.

     Because we are a holding company and a significant portion of our assets consists of investments in companies in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

     To avoid regulation under the Investment Company Act, we monitor the value of our investments and structure transactions with an eye toward the Investment Company Act. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings, could result in our inadvertently becoming an investment company. If we were to inadvertently become an investment company, we would have one year to divest a sufficient amount of investment securities and/or acquire other assets sufficient to cause us to no longer be an investment company.

     If it were established that we are an unregistered investment company in violation of the Investment Company Act, there would be risks, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, and that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

  IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IF DOING SO MAY BE BENEFICIAL TO OUR STOCKHOLDERS.

     Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

     -- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     -- classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

     -- limiting who may call special meetings of stockholders;

     -- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;

     -- establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

     -- supermajority voting requirements for the approval of certain actions by stockholders which have not been approved by at least 75% of our board of directors.

     Section 203 of the Delaware General Corporation Law may also discourage, delay or prevent a change in control of our company.

  OUR STOCK PRICE MAY DECLINE SIGNIFICANTLY BECAUSE OF STOCK MARKET FLUCTUATIONS THAT AFFECT THE PRICES OF THE COMPANIES IN WHICH WE INVEST.

     The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of Internet, telecommunications and technology companies. We have investments in many companies in these business sectors. If market fluctuations cause the stock price of these companies to decline, our stock price may decline.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This notice/prospectus contains forward looking statements concerning future events that are subject to risks, uncertainties and assumptions. Certain statements made in this notice/prospectus under the captions entitled "Summary of the Merger" and "Risk Factors" and elsewhere in this notice/prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this notice/prospectus, the words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries and business affiliates, including, among other things, the following:

     - general economic and business conditions and industry trends;

     - the continued strength of the industries in which we are involved;

     - uncertainties inherent in our proposed business strategies;

     - our future financial performance, including availability, terms and deployment of capital;

     - availability of qualified personnel;

     - changes in, or our failure or inability to comply with, government regulations and adverse outcomes from regulatory proceedings;

     - changes in the nature of key strategic relationships with partners and business affiliates;

     - rapid technological changes;

     - our inability to obtain regulatory or other necessary approvals of any strategic transactions; and

     - social, political and economic situations in foreign countries where we do business.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice/prospectus. In light of these risks, uncertainties and other assumptions, the forward-looking events discussed in this notice/prospectus might not occur.

                      THE COMPANIES INVOLVED IN THE MERGER

LIBERTY MEDIA CORPORATION


     Liberty Media owns interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia. These interests include widely recognized brands such as Encore, STARZ!, Discovery, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS. For more detailed information on the business of Liberty Media, see the section entitled "Where You Can Find More Information," on page 10 of this notice/prospectus.


LIBERTY DIGITAL, INC.

     Liberty Digital is currently a majority-owned subsidiary of Liberty Media. Liberty Digital is a new media company focused on Interactive Media and Music business segments. In addition to the following discussion, for more detailed information on the business of Liberty Digital, see the section entitled "Where You Can Find More Information," on page 11 of this notice/prospectus.

  BACKGROUND

     Liberty Digital was incorporated in Delaware in January 1997 as a wholly owned subsidiary of TCI for the purpose of acquiring DMX, now Maxide Acquisition, Inc. ("DMX/AEI Music"). Liberty Digital acquired DMX in July 1997. In that transaction, Liberty Digital became a publicly held, majority-owned subsidiary of TCI. In March 1999, TCI transferred its majority interest in Liberty Digital to Liberty Media Corporation, which at that time was a wholly owned subsidiary of TCI. AT&T acquired TCI in March 1999 in a merger. In connection with AT&T's acquisition of TCI, Liberty Media became an indirect, wholly owned subsidiary of AT&T. Liberty Media split off from AT&T and became an independent publicly held company, effective as of August 10, 2001.

  INTERACTIVE MEDIA SEGMENT

     Liberty Digital's Interactive Media segment develops interactive television and new media business and strategically invests in Internet and new media companies. This segment is in the developmental stage and has not yet generated revenue. Liberty Digital's development goals for this segment are discussed below. Liberty Media believes that achievement of these goals has been delayed primarily as a result of the following factors:

     - Delayed development, deployment and market acceptance of interactive television. Interactive television requires two-way communications capability in multiple system operator ("MSO") cable plants and in an installed base of interactive set-top boxes. This technology has not yet been fully implemented by MSOs or embraced by subscribers.

     - Liberty Digital's inability to generate sufficient cash flow. The Interactive Media segment has been in a development stage and has not yet generated significant cash flow. Liberty Digital has relied heavily on Liberty Media and a bank line of credit to fund its operations. Liberty Digital does not currently have the capital resources to pay a $100 million note due in February 2002 to Sony Pictures Entertainment Inc. ("SPE") which was issued in connection with Liberty Digital's acquisition of 50% ownership in the Game Show Network ("GSN"), discussed further below. Liberty Media is a co-obligor under that note and has a contingent call right with respect to a portion of Liberty Digital's interest in GSN if Liberty Digital fails to pay the note when due and the note is paid by Liberty Media.

     - Inability of Liberty Digital, and of other companies of similar size, to access capital markets. Liberty Digital requires a significant amount of additional capital to develop its interactive television business and to invest in content-related and other complementary businesses. Recent trends in capital markets have adversely affected the ability of companies of similar size to Liberty Digital to raise capital.

  Interactive Television

     Development Goals. Liberty Digital's goal has been to create a suite of category-specific interactive television channels, such as "travel" and "home," referred to as vertical categories, and to further develop interactive channels for use with web appliances, cellular telephones and palmtop computers, as technology permits.

     In this developmental phase, Liberty Digital's strategies for building an interactive television business have been as follows:

     - Develop compelling interactive channels. Liberty Digital's goal has been to develop a suite of vertical interactive television channels that combine traditional basic-cable network economics with interactive enhancements, which will provide shopping, transactional services, entertainment and information to viewers.

     - Develop and leverage strategic relationships. Liberty Digital has sought to identify, form alliances with, and if appropriate, acquire equity positions in interactive television technology and e-commerce and content companies it believes are well managed and will be capable of offering services or technologies that will complement an interactive television business.

     - Expand distribution platform. Liberty Digital's strategy has been to leverage a large distribution platform capable of wide-scale deployment of interactive channels as a cornerstone in entering into new relationships with other system operators, including cable, satellite, wireless and DSL operators.

     Access Agreement with AT&T. Successful implementation of Liberty Digital's distribution strategy depends in part on the resolution of discussions with AT&T concerning Liberty Digital's access agreement with AT&T. The access agreement establishes a framework to negotiate definitive agreements for carriage of interactive television channels over six megahertz of bandwidth on AT&T's cable television systems, which we estimate could support between 12 and 15 interactive channels.

     The access agreement allows AT&T to elect either of two possible distribution arrangements. One arrangement would provide Liberty Digital with access to six megahertz of bandwidth on AT&T's cable systems for the distribution of interactive video services for an initial five-year term, and would be renewable for an additional four-year term. The second arrangement would enable AT&T to elect to enter into separate joint ventures with Liberty Digital as to specific interactive channels on mutually agreeable terms. AT&T and Liberty Digital would own each joint venture equally and share revenues and expenses pro rata based on their ownership interests. Under this second arrangement, neither AT&T nor Liberty Digital would be able to provide interactive video services for such specific channel categories outside of the joint ventures. AT&T would have the option to purchase Liberty Digital's joint venture interest at fair market value three years after formation of the venture. Because interactive television has not yet been widely deployed or accepted in any market, newly created interactive channels are likely to incur losses in their development stages. As a result, the value of any such joint venture may not be fully realized until after three years. If AT&T were to purchase Liberty Digital's joint venture interest after three years, then Liberty Digital would not realize any increased value in the venture after such purchase.

     Liberty Digital has sought to negotiate a definitive distribution agreement with AT&T under both arrangements. However, AT&T has been reluctant to engage in substantive negotiations concerning a definitive distribution agreement under either arrangement until such time as the technologies necessary to support the interactive channels contemplated by the access agreement are more fully deployed. It is possible that Liberty Digital and AT&T may not be able to agree on terms for a definitive carriage agreement under the access agreement.

     The access agreement does not restrict AT&T's ability to transfer or decrease the size of any of its cable systems. In the event AT&T transfers or reduces the number of cable systems it operates, the success of Liberty Digital's interactive television business will be significantly limited if other MSOs do not distribute its programming. Liberty Digital has not entered into definitive distribution agreements with any MSO. The terms of distribution with MSOs other than AT&T may not be as favorable to Liberty Digital as the terms anticipated under the access agreement.

     Game Show Network. Liberty Digital currently owns 50% of GSN, a programming service focused exclusively on game playing and game shows. GSN offers 24-hour cable network programming consisting of original game shows and interactive television games, as well as syndicated game shows from a library of over 55,000 game show episodes spanning five decades. According to Nielsen Media Research, GSN had approximately 40,859,000 subscribers in December 2001, representing an increase of 624,000 from November 2001 and 10, 163,000 from November 2000.

     SPE owns the other 50% of GSN. Liberty Digital purchased its interest in GSN from SPE and paid a portion of the purchase price with a $100 million note payable to SPE, due in February 2002. Liberty Media is a co-obligor on the note and has a contingent call right with respect to a portion of Liberty Digital's ownership interest in GSN if Liberty Digital fails to pay the SPE note when due and the note is paid by Liberty Media. Liberty Digital does not currently have the capital resources to pay this note.

  Investments

     Liberty Digital has invested in companies it believes will assist in implementing Liberty Digital's business strategy and operating plan. Liberty Digital has specifically targeted companies that are establishing infrastructure to provide or facilitate interactive television or e-commerce, or that intend to provide e-commerce or content applications suitable for use in interactive television.

     The following table sets forth the companies in which Liberty Digital held direct equity interests at December 31, 2001 and its approximate percentage ownership interest in each. The percentage ownership does not give effect to the conversion, exercise or exchange of convertible securities, options or warrants owned by Liberty Digital or third parties. Liberty Digital's interests in these companies generally consist of common stock or securities convertible into or exchangeable for common stock. In some cases Liberty Digital's interests are subject to transfer restrictions, rights of first refusal, buy-sell rights, repurchase rights and other restrictions.

                                            EQUITY
INVESTMENT                                 INTEREST                  DESCRIPTION
----------                                 --------                  -----------
ACTV, Inc................................   14.3%     Producer of tools for the creation of
                                                      programming that allows viewer
                                                      participation for both television and
                                                      Internet platforms
Alloy Online, Inc........................   12.7%     Teen e-commerce and cataloger
CacheFlow, Inc...........................       *     Developer of Internet caching appliances
                                                      to accelerate and optimize information
                                                      flow
CarsDirect.com, Inc......................       *     Internet provider for research, price,
                                                      design, order and delivery of new
                                                      vehicles at home
Food.com, Inc............................    2.9%     Provider of online purchase service for
                                                      delivered and take-out dining
iBEAM Broadcasting Corporation(1)........    2.8%     Provider of satellite delivery of
                                                      streaming media to Internet service
                                                      providers
Katalyst Venture Partners I..............    6.3%     B2B e-commerce investor
KPCB Java Fund, L.P......................    4.0%     Venture fund invested in entities that
                                                      develop applications using Java software
Lightspan, Inc...........................    8.8%     Provider of curriculum based educational
                                                      software and Internet services to schools
                                                      and homes
The MTVi Group, L.P.(2)..................    9.7%     Provider of music-related and
                                                      music-themed services online
Open TV, Inc.............................    3.4%     Worldwide distributor of software that
                                                      enables interactive television
priceline.com Incorporated(1)............    1.9%     Provider of online e-commerce for
                                                      products and services through a "reverse
                                                      auction" pricing system
SONICblue, Inc...........................       *     Manufacturer of MP3 players and provider
                                                      of personal television product enabling
                                                      consumers to control their television
                                                      viewing
RespondTV, Inc...........................    4.1%     Provider of infrastructure services for
                                                      delivery of real time enhanced TV ads

---------------

 *  less than 1%

(1) During the third quarter of 2000, Liberty Digital monetized priceline.com Incorporated and iBeam Broadcasting Corporation investments generating proceeds of approximately $125 million and $65 million, respectively. (Refer to note 11 of the consolidated financial statements of Liberty Digital for the year ended December 31, 2000, which are incorporated by reference into this notice/prospectus.)


(2) On February 7, 2002, Liberty Digital sold its interest in the MTVi Group, L.P. for $15 million to a subsidiary of Viacom International, Inc.


     During 2000 and 2001, Liberty Digital sold and/or monetized certain of its investments to obtain funds for other strategic investments as appropriate, to enhance its liquidity and maximize return on capital. The ability to continue to sell and/or monetize investments that Liberty Digital may no longer consider strategic, as well as the timing and amount of proceeds, may be adversely affected by market and other conditions largely beyond the control of Liberty Digital. If it is unable to sell or monetize all or any portion of its investments at favorable prices, or at all, Liberty Digital's business and results of operations could be adversely affected.

     Liberty Digital holds certain investments subject to shareholder agreements, partnership agreements, and other instruments and agreements containing provisions that affect the liquidity, and therefore the realizable value, of those securities. Liberty Digital does not have the right to manage the businesses or affairs of the entities in which it holds less than a majority voting interest.

  Competition

     Liberty Digital faces competition from a number of companies in the new and rapidly evolving digital interactive television market, including commerce and content companies in both television and Internet industries. Many of these companies have significantly greater financial, marketing and operating resources than Liberty Digital and may be in a better position to compete in the industry. Potential competitors include, but are not limited to, the following:

     - Existing television channels. Channels such as The Home Shopping Network, QVC, and Home & Garden TV, could incorporate interactive services into their video programming and thus become direct competitors.

     - MSOs, including AT&T Broadband.

     - Technology and Internet companies such as Microsoft and AOL Time Warner.

     - Major studios and entertainment companies.

     - Web-based commerce companies. Companies such as Expedia.com, Inc. and Amazon.com, Inc., may develop television compatible interfaces to market their products.

     - Other interactive businesses. Liberty Digital may compete with developing businesses such as video-on-demand, information services, e-mail and telephony services, for carriage of its programming over cable systems and other distribution media.

     - Other sources of entertainment. Liberty Digital may compete for consumers' time and discretionary income with other sources of entertainment, such as radio, television, in-home video and audio systems, filmed entertainment, and entertainment delivered over the Internet.

     Liberty Digital's ability to compete may be restricted under the access agreement with AT&T in certain circumstances. If AT&T elects an arrangement to form separate joint ventures with Liberty Digital for each interactive channel developed, then under the access agreement neither AT&T nor Liberty Digital may provide interactive video services in the specified categories of channels which are the subject of such joint venture, other than through the joint venture.

  MUSIC SEGMENT

     Prior to June 1, 2001 Liberty Digital's Music segment, formerly referred to as its Audio segment, consisted of revenues derived from AT&T Broadband and from the operations of DMX. On May 18, 2001,

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Liberty Digital completed a transaction in which DMX was combined with AEI Music
Network Inc. ("AEI"). Liberty Digital owns a 56% interest in the resulting company, Maxide Acquisition, Inc. ("DMX/ AEI Music"), a leader in the delivery of professionally programmed commercial-free music to homes and businesses around the world via the Internet, satellite and broadband networks.

     DMX/AEI Music is primarily engaged in programming and distributing background and foreground music and imaging through digital, tape and satellite distribution to homes and businesses worldwide. DMX/ AEI Music leases tuner boxes for receipt of the music service and also designs, installs and sells sound systems and related equipment to businesses worldwide. Prior to the combination with AEI, the DMX service was primarily distributed in the United States, and also distributed in Canada, Mexico, Latin America, the Caribbean and Sub-Sahara Africa through distribution agreements with certain DMX affiliates. AEI provides music service throughout Europe, Canada, Latin America and Australia through direct operations as well as distribution agreements with AEI affiliates.

  AT&T Broadband Annual Payments

     Liberty Digital is a party to an amended contribution agreement with AT&T Broadband, pursuant to which Liberty Digital receives monthly payments relating to sales of analog DMX services by certain AT&T Broadband affiliates. These payments, which are adjusted annually for inflation, totaled approximately $20.9 million in 2001 before payment of approximately $1.1 million in related operating expenses by Liberty Digital. These payments are payable through June 2017.

  DMX/AEI Music Service

     Music Programming. The DMX/AEI Music service develops programming content in distinct music genres, such as Classical, Jazz, Rock, Oldies and Latin. The DMX/AEI Music service is distributed via cable, Ku-Band direct broadcast satellite ("DBS") and on-premise methods. The DMX/AEI Music service currently offers 10 to 45 genres via cable, 100 genres via DBS and over 600 titles or 130 styles in its library catalogue for on-premise distribution. The DMX/AEI Music service is primarily programmed by a full-time, in-house programming staff supplemented by outside contractors and consultants. Approximately 90% of the DMX/AEI Music formats are updated daily, while the other 10% is updated at least once a week.

     Distribution Methods. Liberty Digital distributes the DMX/AEI Music service through satellite transmission to cable operators and directly to residential and commercial subscribers with satellite dishes. It subleases transponder capacity from seven satellite providers, with the principal sublease from the National Digital Television Center, an AT&T subsidiary. The term of Liberty Digital's transponder subleases extends to the earlier of the life of the satellite or November 2017. A satellite failure could have a material adverse effect on Liberty Digital's financial condition and results of operations. Satellite failure could result in disruptions in service and damage to relationships with customers. There is a limited number of satellites with orbital positions suitable for transmission of Liberty Digital's signals and a limited number of available transponders on those satellites. If signals become unavailable due to satellite failure or if third parties are unable to provide transponder services, Liberty Digital would have to seek alternative satellite or transponder facilities. However, alternative facilities may not be available on a timely or cost-effective basis, may be available only on a satellite that is not positioned as favorably as current satellites and may therefore require Liberty Digital to expend money to re-point subscribers' satellite dishes or may require a change in the frequency currently used to transmit and receive the signal. If Liberty Digital is required to enter into new transponder lease agreements, there can be no assurance that it will be able to do so on terms as favorable as those in current agreements.

     Distribution by Cable Operators. The DMX/AEI Music Service is primarily distributed by cable operators to their subscribers by digital compression technology. The technology is distributed through AT&T Broadband's Headend in the Sky. The DMX/AEI Music service is currently included in digital packages distributed by AT&T Broadband and certain other MSOs. Liberty Digital's affiliation agreements with cable operators for digital distribution generally provide for the cable operator to pay a fee for each subscriber that purchases a digital cable package of video and music services that includes the DMX/AEI Music service.

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

     The DMX/AEI Music service is also distributed by cable operators through analog technology that delivers the service over the existing cable network to a separate tuner at the subscriber's home or business. The DMX/AEI Music service delivered via analog technology is generally offered as a premium service at a separate fee to subscribers. Under its affiliation agreements with cable operators, Liberty Digital is paid a per subscriber license fee for each subscriber receiving the DMX/AEI Music service.

     The annual payments to Liberty Digital by AT&T Broadband under the amended contribution agreement are not subject to either of these fee arrangements.

     Distribution by Satellite. The DMX/AEI Music service is also transmitted to small satellite dishes from the Ku-Band satellite directly to residential and commercial subscribers. Customers use proprietary DMX/AEI Music satellite receivers to receive the signal and play it back through their music sound system. Customers can select from over 100 available formats at any time via the receiver.

     On-Premise Distribution. The DMX/AEI Music service is also distributed as an on-premise business music service via compact disc, tape and Internet where cable and DBS are not available. The DMX/AEI Music compact disc and tape services are distributed on an established schedule with the customer, typically on a quarterly basis. Through the distribution and rotation of library compact discs and cassette tapes, an on-premise distribution customer receives essentially the same programming that is available by satellite.

  Other Services

     Liberty Digital also derives revenues from leasing tuner boxes for the DMX/AEI Music service and from sales and installation of sound system-related products to commercial customers through its 26 local sales offices. Liberty Digital also offers in-store audio marketing systems and on-hold custom music messaging. In-store audio marketing allows retailers to interrupt the music service with the insertion of promotional advertisements. On-hold custom music messaging provides music while holding on the telephone.

  Music Licensing

     Liberty Digital has entered into a number of license agreements for distribution of copyrighted music. Under these agreements, Liberty Digital pays royalties for all music played on its services in the United States through residential, commercial or Internet distribution. Liberty Digital has also obtained the applicable licenses for distribution of commercial and residential music services outside the United States through various licensing agencies located in the foreign territories where its services are distributed.

     Certain license agreements with major music licensing organizations are being negotiated on an industry-wide basis and may require retroactive rate increases. Liberty Digital has continued to pay the rates as provided in its prior license agreements with these organizations. Liberty Digital has accrued estimated royalties applicable to the agreements under negotiation. If the actual license fees under those agreements are ultimately in excess of current accruals, Liberty Digital's results of operations could be materially adversely affected.

  Marketing

     Commercial Marketing. Liberty Digital distributes its programming services to the commercial marketplace through its regional direct sales offices, franchisees and cable operators. Each local sales office sells the DMX/AEI Music service and designs and sells sound systems, on-hold music and in-store audio marketing systems to both local and regional chain accounts located in its territory.

     Liberty Digital grants rights to franchisees and cable operators to market the DMX/AEI Music service to commercial subscribers within exclusive franchise territories in exchange for a monthly per subscriber fee. Franchisees market the DMX/AEI Music service via DBS, cassette tape or compact disc, while cable operators have the right to market the DMX/AEI Music service received via DBS and delivered to businesses via their cable systems, or through on-premise distribution.

     Residential Marketing. Affiliation agreements between Liberty Digital and cable operators allow cable operators to distribute the DMX/AEI Music service to residential subscribers within their franchise territories in exchange for a monthly per subscriber license fee. Liberty Digital contributes marketing materials and/or cooperative marketing funds to joint marketing efforts by cable operators. Commercial rights are granted under a separate contract.

  International Business

     Liberty Digital has historically focused on domestic growth. However, as a result of the combination of DMX and AEI, Liberty Digital now has operations in the United Kingdom, Germany, Holland, Belgium, France, Hungary, Poland, the Czech Republic and Australia, in addition to those DMX had in Canada, Latin America, the Caribbean and Sub-Sahara Africa. Liberty Digital provides the DMX/AEI Music service and related business communication services throughout Europe, Canada, Latin America and Australia through direct operations and a sales and marketing staff of more than thirty employees, as well as through distribution agreements for the DMX/AEI Music service with AEI affiliates in Austria, Switzerland, Italy, Spain, Portugal, Sweden, Finland, Norway, Denmark, Greece, Lithuania and Russia.

  Competition

     Liberty Digital competes with other providers of residential cable television and direct broadcast satellite programming (including competitors who provide digital music programming similar to the DMX/AEI Music service) for third party cable and DBS affiliations. Liberty Digital's principal competitors for these affiliations are Music Choice and Muzak Limited Partnership.

     Muzak is also Liberty Digital's primary competitor for in-store audio marketing systems and on-hold music. Liberty Digital competes with local market sound contractors for design, installation and sales of sound systems and related products to businesses. Some of Liberty Digital's competitors may have substantially greater financial, technical, personnel and other resources than Liberty Digital.

     Liberty Digital may compete for consumers' time and discretionary income with other sources of entertainment, such as radio, television, in-home video and audio systems, filmed entertainment, and entertainment delivered over the Internet.

     There are numerous methods by which existing and future competitors can deliver music programming, including various forms of direct broadcast satellite services, wireless cable, fiber optic cable, digital compression over existing telephone lines, interactive television broadcast channels, digital audio radio service and the Internet. Competitors may use different forms of delivery for the services offered by Liberty Digital, and customers may prefer these alternative delivery methods. Liberty Digital may not have the financial or technological resources to adapt to changes in available technology and clients' preferences.

 REGULATION AFFECTING LIBERTY DIGITAL'S INTERACTIVE MEDIA AND MUSIC SEGMENTS


     Any laws or regulations that adversely affect satellite or transmission services, copyright agreements or that would have an adverse effect on the growth of the cable television and satellite industry may also have an adverse effect on Liberty Digital. Such regulations are subject to the political process and have been in constant flux over the past decade. Material changes in the law and regulatory requirements must be anticipated and there can be no assurance that Liberty Digital's business and the development of interactive television will not be affected adversely by future legislation, new regulation, deregulation or court decisions. Recent developments in regulations that may affect Liberty Digital are summarized below. For a more detailed description of the government regulation affecting Liberty Digital, see the section entitled "Where You Can Find More Information," on page 10 of this notice/prospectus.


     Channel Occupancy Rules. Channel occupancy limits established by the FCC under the Cable Television Consumer Protection and Competition Act of 1992, also known as the Cable Act, prescribed, among other things, limits on the number of channels on a cable system that are allowed to carry programming in which the owner of such cable system holds an attributable interest. On March 2, 2001, the United States Court of Appeals for the District of Columbia Circuit found that the FCC had failed to justify adequately its channel occupancy limits and reversed and remanded the rule to the FCC for further consideration. The FCC has issued a further notice of proposed rulemaking regarding the channel occupancy rules. These or other rules, if readopted by the FCC upon remand with record support, may limit carriage of the programming companies in which Liberty Digital has interests on certain systems of affiliated cable operators.

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

     Carriage Requirements. The Cable Act grants television broadcasters "must carry" rights on local cable systems. "Must carry" rights afford less popular broadcast stations guaranteed access to local cable systems, which can reduce the channel capacity available for other programming services, like the GSN or DMX/AEI services and the interactive channels Liberty Digital plans to develop in the future. On January 18, 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television stations may assert rights to carriage of both analog and digital signals during the transition to digital television.

     Carriage Agreements. FCC regulations prohibit cable operators from requiring a financial interest in a video program service as a condition of carriage of such service, coercing exclusive rights in a video programming service or favoring affiliated programmers so as to restrain unreasonably the ability of an unaffiliated video programmer to compete. The FCC has issued a notice of proposed rulemaking to determine whether to extend its prohibition on exclusive contracts between cable operators and satellite programmers affiliated with any cable operator (unless the FCC first determines the contract serves the public interest). Absent such an extension, the prohibition will expire on October 5, 2002.

     Interactive Television. On January 18, 2001, the FCC released a Notice of Inquiry regarding interactive television services over cable television. The FCC sought comment on, among other things, an appropriate definition of interactive television services, whether access to a high speed connection is necessary to realize interactive television capabilities, and whether a nondiscrimination rule is necessary and/or appropriate. The outcome of this proceeding and any rules ultimately adopted by the FCC could affect the carriage of Liberty Digital's contemplated interactive television services and the implementation of its access agreement with AT&T.

  LEGAL PROCEEDINGS

     On October 24, 2001, a lawsuit titled Harold and Marilyn Finkelstein v. Liberty Digital, Inc., et al, Case No. 01 CV 5964, was filed in Denver County District Court, in the State of Colorado, challenging the proposed merger of Liberty Digital described in this notice/prospectus. The plaintiffs seek to maintain the lawsuit as a class action on behalf of all public shareholders of Liberty Digital. The defendants in the litigation are Liberty Media, Liberty Digital, John C. Malone and the directors of Liberty Digital. The plaintiffs claim that the proposed transaction is in breach of various alleged fiduciary duties of the defendants to the public shareholders of Liberty Digital. Among their claims is a claim that the value of the consideration offered by Liberty Media for the public shares of Liberty Digital is too low. The plaintiffs seek a preliminary and permanent injunction precluding the merger from going forward, as well as unspecified damages, attorneys fees and costs.

     Discovery has not yet begun in this case. The parties have agreed that following the filing of the registration statement of which this notice/prospectus forms a part, the plaintiffs will determine whether to proceed with their current complaint or to amend the complaint, and whether to seek a preliminary injunction. The defendants deny all of the plaintiffs' claims and intend to defend the litigation vigorously regardless of the course of action pursued by the plaintiffs.


     FROM TIME TO TIME LIBERTY DIGITAL IS A PARTY TO OTHER LEGAL ACTIONS ARISING IN THE ORDINARY COURSE OF BUSINESS, INCLUDING CLAIMS BY FORMER EMPLOYEES. FOR MORE DETAILED INFORMATION ABOUT LEGAL PROCEEDINGS INVOLVING LIBERTY DIGITAL, SEE THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION," ON PAGE 10 OF THIS NOTICE/PROSPECTUS.


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

                       CERTAIN RELATED PARTY TRANSACTIONS


     The following is a description of certain material transactions between Liberty Media and Liberty Digital, or their respective affiliates. Liberty Media ceased to be an affiliate of AT&T in August 2001. Please see the general descriptions of Liberty Media and Liberty Digital in the section entitled, "The Companies Involved in the Merger," on page 18 of this notice/prospectus and in the documents incorporated in this notice/prospectus by reference, as described in the section entitled "Where You Can Find More Information," on page 10.


DMX AFFILIATION AGREEMENTS

     A significant amount of Liberty Digital's Music segment revenues are derived from AT&T Broadband and its affiliates. Such revenues result from transactions under two agreements: an amended and restated contribution agreement between Liberty Digital and AT&T Broadband and an affiliation agreement between DMX and Satellite Services, Inc., an AT&T Broadband subsidiary ("SSI"), each dated as of July 1, 1997.

     Pursuant to the amended and restated contribution agreement, Liberty Digital receives monthly payments relating to sales of analog DMX services by certain AT&T Broadband affiliates. These payments, which are adjusted annually for inflation, totaled approximately $20.9 million in 2001 before payment of approximately $1.1 million in related operating expenses by Liberty Digital. These payments are payable through June 2017.

     Pursuant to the affiliation agreement, SSI has the non-exclusive right to distribute and subdistribute digital music services to commercial and residential customers of systems managed by AT&T Broadband, or with which AT&T Broadband has a specific relationship, for a 10-year term, in exchange for licensing fees paid by SSI to Liberty Digital. Prior to July 2000, revenue from the SSI affiliation agreement was $8.5 million annually. After July 2000, revenue is based on the number of subscribers, and was approximately $7.2 million for the nine months ended September 30, 2001. In addition, Liberty Digital receives subscriber revenue under the affiliation agreement from certain AT&T Broadband affiliates, amounting to approximately $4.2 million for the nine months ended September 30, 2001.

THE MTVI GROUP, L.P.

     In July 1999, Liberty Digital and MTV Networks, a division of Viacom International, Inc., formed the MTVi Group, L.P. ("MTVi"). In connection with that transaction, and in consideration of certain agreements by AT&T Broadband relating to the distribution of MTV Network's programming service on AT&T Broadband cable systems, Liberty Digital agreed to pay AT&T Broadband an amount equal to a portion of the appreciation in value of Liberty Digital's interest in MTVi over a specified period, but in no event less than $15 million or more than $30 million. In October 2001, AT&T Broadband assigned this payment right to Liberty Media.


     Pursuant to the agreement with AT&T Broadband described above, Liberty Digital is obligated to make a payment to Liberty Media of $15 million. On February 7, 2002, Liberty Digital sold its interest in MTVi for $15 million to a subsidiary of Viacom. Liberty Digital used the proceeds of such sale to satisfy its $15 million obligation to Liberty Media in cash.


CONTRIBUTION BY LIBERTY MEDIA OF INTERACTIVE MEDIA ASSETS

     On September 9, 1999, pursuant to a contribution agreement, Liberty Media contributed to Liberty Digital a group of investments it had made in companies involved in interactive television technology businesses, e-commerce and content and assigned to Liberty Digital an access agreement with AT&T, which now comprise the assets of Liberty Digital's Interactive Media segment other than Liberty Digital's interest in GSN. Liberty Media also contributed to Liberty Digital a combination of cash and notes receivable equal to $150 million. In exchange for these assets, Liberty Digital issued to Liberty Media 109,450,167 shares of Liberty Digital Series B common stock and 150,000 shares of Liberty Digital Series B convertible preferred stock. The Liberty Digital Series B convertible preferred stock was subsequently exchanged for Liberty Digital

Series C convertible preferred stock and Liberty Digital Series D preferred stock in the transaction described below under the heading "-- Exchange of Liberty Digital Series B Convertible Preferred Stock."

TAX SHARING AGREEMENT

     On September 9, 1999, in connection with the transaction described above under the heading "-- Contribution by Liberty Media of Interactive Media Assets," Liberty Digital entered into a tax liability allocation and indemnification agreement with Liberty Media. Pursuant to that agreement, Liberty Digital is obligated to make a cash payment to Liberty Media in each year that Liberty Digital (taken together with its applicable subsidiaries) has taxable income, determined as if Liberty Digital and its subsidiaries filed a separate return. The amount of the payment is equal to the amount of Liberty Digital's consolidated taxable income, as so determined, if positive, multiplied by the highest applicable corporate tax rate. If (1) Liberty Digital and its subsidiaries, when treated as a separate group, have a net operating loss or deduction or are entitled to a tax credit for a particular year, and (2) Liberty Media is able to use such loss, deduction, or credit to reduce its tax liability, Liberty Digital will be entitled to a contractual credit against current and future payments to Liberty Media under the agreement. If Liberty Digital ceases to be a member of Liberty Media's affiliated group prior to the time that Liberty Digital is able to use such credit, Liberty Digital will be entitled to a payment from Liberty Media at the earlier of the time that (A) Liberty Digital demonstrates to Liberty Media that Liberty Digital and its subsidiaries could have used the losses, deductions, or tax credits giving rise to such contractual credit to reduce their own separately computed tax liability or (B) the aggregate voting power of Liberty Digital stock owned by Liberty Media and members of its affiliated group falls below 20% of Liberty Digital's outstanding voting power. Notwithstanding the foregoing, the tax sharing agreement allocates to Liberty Media certain deductions arising from compensation paid under the SAR Plan described below under the heading
"-- Certain Compensation Arrangements Between Liberty Digital and Liberty
Media."

     The tax sharing agreement provides Liberty Digital the opportunity to participate in the defense of any claims of the Internal Revenue Service that might affect Liberty Digital's liability under the agreement.

     During the nine months ended September 30, 2001, Liberty Media utilized tax benefits of $1.0 million related to net operating losses incurred by Liberty Digital in previous periods.

CERTAIN COMPENSATION ARRANGEMENTS BETWEEN LIBERTY DIGITAL AND LIBERTY MEDIA

     Also in connection with Liberty Media's contribution transaction with Liberty Digital described under the heading "-- Contribution by Liberty Media of Interactive Media Assets," Liberty Media, Liberty Digital, Lee Masters, President and CEO of Liberty Digital and another former Liberty Digital executive agreed that Mr. Masters and the other former executive who were then employed by Liberty Media, would become employed directly by Liberty Digital rather than Liberty Media. Accordingly, Liberty Digital and these executives entered into new employment contracts and Liberty Digital adopted the Liberty Digital Deferred Compensation and Stock Appreciation Rights Plan (the "SAR Plan"). Liberty Digital, Liberty Media and each of these executives entered into a deferred compensation and stock appreciation rights agreement pursuant to the SAR Plan (the "SAR Agreement"). In that connection, Liberty Media and Liberty Digital further agreed that, notwithstanding the other allocations of tax benefits under the tax sharing agreement described above, Liberty Media would be entitled to any tax benefit inuring to Liberty Digital from deductions arising from compensation paid under the SAR Plan. At September 30, 2001, Liberty Digital had recorded $9.8 million of deferred tax benefits related to the SAR Plan as a separate component of stockholders' equity. Such amounts have been treated for financial statement purposes in a manner similar to a stockholder dividend to Liberty Media.

     The SAR agreement with the former Liberty Digital executive has been terminated and the executive's rights under that agreement were cancelled. The SAR Agreement with Mr. Masters allows Liberty Digital to satisfy its payment obligations to Mr. Masters under that agreement in either cash or Liberty Digital Series A common stock, at the election of Liberty Digital. Liberty Media has no payment obligation to Mr. Masters under the SAR Agreement. However, the SAR Agreement provides that Liberty Media is entitled to direct Liberty Digital to satisfy payment obligations to Mr. Masters under the SAR Agreement in cash rather than

Liberty Digital Series A common stock. If Liberty Media exercises such right, then it must purchase from Liberty Digital the number of shares of Liberty Digital Series B common stock equal to the number of shares of Liberty Digital Series A common stock that otherwise would have been issued to Mr. Masters as payment under the SAR Agreement, not to exceed 19,305,193 shares.

     In January 2000, Mr. Masters exercised rights under the SAR Agreement with respect to 3,046,188 shares of Liberty Digital Series A common stock. Due to the adverse impact payment of this obligation would have on Liberty Digital, the parties agreed that this obligation of Liberty Digital would be satisfied by Liberty Media causing to be issued to Mr. Masters 5,779,982 shares of AT&T's Class A Liberty Media Group common stock and making a cash payment to him in the amount of $50 million. Payment of this liability by Liberty Media was made in the first quarter of 2001 and recorded at that time as a capital contribution by Liberty Media to Liberty Digital.

MONETIZATION OF CERTAIN INVESTMENTS

     On September 29, 2000, Liberty Digital monetized two of its investments by borrowing against them an aggregate of $188.5 million from Liberty Media. The first loan, evidenced by a note due September 28, 2010, in the original principal amount of $123.9 million, is secured by Liberty Digital's 99% preferred interest in Priceline LLC, which owns 3,125,000 shares of priceline.com, Incorporated ("Priceline"). The second loan, evidenced by a note due September 28, 2008, in the original principal amount of $64.6 million, is secured by Liberty Digital's 99% preferred interest in iBeam LLC, which owns 362,368 shares of iBeam Broadcasting Corporation ("iBeam) and by a put and call option with respect to such preferred interest entered into with an affiliate of Liberty Media (See "-- Liberty Digital iBeam Investment," below.) Both notes bear interest at 9% per year compounded annually. The only obligors on the notes are the subsidiaries of Liberty Digital that hold the respective preferred interests in Priceline LLC and iBeam LLC, making the notes essentially non-recourse to Liberty Digital. The accrued interest and principal on the notes are payable at maturity, or upon any earlier sale or disposition of the collateral under the notes. At September 30, 2001 and December 31, 2000, accrued interest on these notes aggregated $17.0 million and $4.4 million, respectively.

LIBERTY DIGITAL IBEAM INVESTMENT

     On September 29, 2000, Liberty Digital transferred a 1% managing common interest in iBeam LLC to Liberty Satellite, LLC ("LSAT"), an affiliate of Liberty Media, for $652,000. Liberty Digital retained a 99% preferred interest in iBeam LLC. Liberty Digital also entered into a put and call option transaction with LSAT with respect to Liberty Digital's 99% interest in iBeam LLC. LSAT granted Liberty Digital the right to put Liberty Digital's 99% interest in iBeam LLC to LSAT for a purchase price of $26 million, the value of the iBeam shares at September 29, 2000, plus 9% per year compounded annually. LSAT has the right to call Liberty Digital's 99% preferred interest in iBeam LLC at a price equal to the initial liquidation value of such preferred interest, which is approximately $64.6 million plus 9% per year compounded annually. Both the put and call options are exercisable in September 2008. Liberty Digital's 99% preferred interest in iBeam LLC and its rights under the put and call option were contemporaneously pledged to Liberty Media as security for Liberty Media's $64.6 million loan to the Liberty Digital subsidiary that holds such preferred interest and option. See "-- Monetization of Certain Investments," above.

     Liberty Digital recorded the put and call option as additional paid-in capital in the amount of $7.4 million. At December 31, 2000, Liberty Digital had marked to market the value of the iBeam LLC investment and related put and call option and recorded a gain of $19.4 million as other income. At September 30, 2001, Liberty Digital wrote down its iBeam investment in the amount of $2.9 million and recorded the call and put option at fair market value, reflecting an aggregate gain on the investment of $23.3 million since inception.

EXCHANGE OF LIBERTY DIGITAL SERIES B CONVERTIBLE PREFERRED STOCK

     On September 29, 2000, Liberty Media exchanged 150,000 shares of Liberty Digital Series B convertible preferred stock, including any rights to accrued dividends on such shares, for 150,000 shares of Liberty Digital

Series C convertible preferred stock and 8,106 shares of Liberty Digital Series D preferred stock. As a result of such exchange, no shares of Liberty Digital Series B convertible preferred stock are outstanding. The terms of the Liberty Digital Series C convertible preferred stock are substantially the same as the Liberty Digital Series B convertible preferred stock, except that dividends on the Liberty Digital Series B convertible preferred stock were payable only in cash, while dividends on the Liberty Digital Series C convertible preferred stock are payable in cash or shares of Liberty Digital Series D preferred stock.

     Liberty Digital Series C convertible preferred stock is convertible into Liberty Digital Series B common stock at an initial conversion price of $5.825 per share. The annual dividend rate of Series C convertible preferred stock is generally 5%, but 7% in the event of a default. The Series C convertible preferred stock is redeemable at the option of Liberty Digital after June 30, 2006. On or after such date, a holder of shares of Series C convertible preferred stock may require Liberty Digital to redeem such shares.

     Liberty Digital Series D preferred stock is not convertible into common stock and bears annual dividends at the rate of 12% of its liquidation value, payable quarterly in cash or additional shares of Liberty Digital Series D preferred stock. The Series D preferred stock is redeemable at the option of Liberty Digital after June 30, 2006. On or after such date, a holder of shares of Series D preferred stock may require Liberty Digital to redeem such shares. At December 31, 2001, a total of 19,351 shares of Liberty Digital Series D preferred stock, including the 8,106 shares initially issued as dividends on the Liberty Digital Series B convertible preferred stock, had been issued as dividends.

GAME SHOW NETWORK

     On February 23, 2001, as part of the purchase price of Liberty Digital's acquisition of a 50% interest in GSN, a subsidiary of Liberty Digital, LDIG GameNet, Inc. ("GameNet") and Liberty Media delivered a note payable to SPE, due February 22, 2002, in the original principal amount of $100 million. Interest on the note to its maturity was prepaid by GameNet at an annual rate of 5.8%, by delivering shares of Liberty Digital Series A common stock to SPE.

     As consideration to Liberty Media for becoming an obligor on the $100 million note, Liberty Digital transferred to Liberty Media 888,517 shares of the common stock of Internet Pictures Corporation, one of Liberty Digital's portfolio investments. Liberty Media, Liberty Digital and GameNet entered an agreement which provides, among other things, that to the extent Liberty Media is required to pay any amount under the note, GameNet will be required to transfer a portion of its interest in GSN to Liberty Media in consideration of Liberty Media making such payment. The GSN interest to be transferred to Liberty Media in such event would be equal to the greater of:

     - the percentage equivalent of $100 million divided by the product of (A) the sum of $275 million and the aggregate amount of cash capital contributions made by GameNet to GSN after February 21, 2001 and (B) two; or

     - the percentage equivalent of $110 million divided by the fair market value of GSN at such time, determined through negotiations between Liberty Media and GameNet, or if they cannot agree, then by an investment banking or valuation firm selected by Liberty Media.

     GameNet and Liberty Media also entered into a security agreement securing GameNet's obligations under the note by a security interest in the GSN interest held by GameNet.

     Liberty Digital also borrowed $12.5 million from Liberty Media, at an annual interest rate of 10%, to finance a portion of the purchase price of its 50% ownership interest in GSN. This note was paid in full on June 14, 2001. Total interest paid on this note was $404,000, and is reflected in Liberty Digital's financial statements for the nine months ended September 30, 2001.

INTERCOMPANY SERVICES

     Prior to the merger of TCI with AT&T, TCI provided services to Liberty Digital for administration and operation of its businesses as requested by Liberty Digital. These services included financial reporting, payroll processing, employee benefit and workers' compensation administration, insurance coverage and other services. This arrangement was assigned to Liberty Media after the merger of TCI with AT&T and has been modified over time with respect to the operations of Liberty Digital. There is no written agreement between the companies related to the current service arrangement; services provided to Liberty Digital under this arrangement are recorded as a current, non-interest bearing liability of Liberty Digital, payable on demand by Liberty Media. Aggregate allocations for such services were $0 and $225,000 during the year ended December 31, 2000 and the nine months ending September 30, 2001, respectively. At September 30, 2001, Liberty Digital's liability to Liberty Media under this arrangement was $1.7 million.

     Liberty Digital also leases office space, uplinking and satellite services from the National Digital Television Center, a subsidiary of AT&T, at an annual cost of approximately $4,178,000 for the year ended December 31, 2001.


PAYMENT OF LIBERTY DIGITAL LOAN BY LIBERTY MEDIA



     On January 31, 2002, Liberty Digital repaid the outstanding balance of approximately $54.1 million under a loan agreement between Liberty Digital and several banks. Of that amount, approximately $53.9 million was the principal amount owed and approximately $200,000 was interest owed. Liberty Digital entered the agreement on December 30, 1997. The agreement allowed Liberty Digital to borrow up to $100 million with annual interest tied to London Interbank Offered Rate ("LIBOR") plus an applicable margin based on an asset coverage test and providing for an annual rate equal to LIBOR plus 2.50%.



     Liberty Digital borrowed the funds used to make this repayment from Liberty Media. This loan accrues interest at an annual rate of 9.0%.

                                   THE MERGER

GENERAL

     Liberty Media is furnishing this notice/prospectus to you in connection with the intended merger of Merger Sub, a newly formed subsidiary of Liberty Media, with and into Liberty Digital, also a subsidiary of Liberty Media. Liberty Digital has not reviewed or approved this notice/prospectus. The purpose of this notice/prospectus is to inform you of the merger. Your vote is not required for the merger.

     In the merger, each outstanding share of Liberty Digital Series A common stock will be converted into 0.25 shares of Liberty Media Series A common stock. If the number of shares of Liberty Media Series A common stock that you would receive in the merger includes a fraction of a share of Liberty Media Series A common stock, Liberty Media will instead pay you an equivalent cash amount, as described below, rather than give you a fractional share of Liberty Media Series A common stock.


     At a meeting held on October 11, 2001, the board of directors of Liberty Media resolved to acquire, by merger, the publicly held minority interest in Liberty Digital. Liberty Media intends to acquire this minority interest by merging Merger Sub with and into Liberty Digital, with Liberty Digital continuing as the surviving entity after the merger. Merger Sub was formed as a wholly owned indirect subsidiary of Liberty Media on February 1, 2002, for the purpose of effecting the merger with Liberty Digital. The board of directors of Merger Sub approved the merger on February 1, 2002. Prior to the effective time of the merger the sole stockholders of Merger Sub will be Liberty DMX, Inc. and LMC Music, Inc., both of which are wholly owned subsidiaries of Liberty Media. The stockholders of Merger Sub will consent to the merger prior to the effective time of the merger.



     As of February 7, 2002, Liberty Media beneficially owned more than 90% of the outstanding equity securities of Liberty Digital and more than 99% of the voting power of Liberty Digital in the form of voting common stock and preferred stock convertible into common stock. Prior to the effective time of the merger, Liberty Media will cause the Liberty Digital convertible preferred stock beneficially owned by it to be converted into shares of Liberty Digital common stock, and will cause such shares to be held of record by Merger Sub, so that Merger Sub will be the direct owner of more than 90% of the Liberty Digital common stock outstanding. The board of directors of each of Liberty Media and Merger Sub has resolved that the merger will be effective upon the filing of a certificate of ownership and merger in Delaware, which is expected to occur on the 20th business day following the mailing of this notice/prospectus. Because Merger Sub will own directly of record at least 90% of the common stock of Liberty Digital outstanding at the time of the merger, the resolution of the Merger Sub board of directors and the consent of all its stockholders will be sufficient to authorize the merger under Delaware law and the certificate of incorporation and bylaws of Liberty Digital, and no vote of Liberty Digital's stockholders will be required.



     This notice/prospectus also constitutes a prospectus of Liberty Media, which forms a part of the registration statement on Form S-4 filed by Liberty Media with the SEC under the Securities Act in order to register the shares of Liberty Media Series A common stock to be issued to Liberty Digital's stockholders in the merger. The total number of shares of Liberty Media Series A common stock to be issued in the merger, based on the number of shares of Liberty Digital Series A common stock outstanding on February 7, 2002, is approximately 5.3 million. Up to 800,000 additional shares of Liberty Media Series A common stock included in such registration statement will be reserved for issuance upon the exercise of options and stock appreciation rights for Liberty Digital common stock outstanding on the effective date of the merger or upon the conversion in the merger of any shares of Liberty Digital common stock issued upon any exercise of such outstanding options or rights prior to the effective date of the merger.


BACKGROUND OF THE MERGER


     At a meeting held on October 11, 2001, the board of directors of Liberty Media approved the acquisition of the minority interest in Liberty Digital by a merger of Liberty Digital with a subsidiary of Liberty Media. On October 12, 2001, Liberty Media notified Liberty Digital of the proposed merger and issued a press release describing the proposed merger. On February 1, 2002, Liberty Media formed Merger Sub as a wholly owned, indirect subsidiary for the purpose of effecting the merger with Liberty Digital. On February 1, 2002, the board of directors of Merger Sub approved the merger of Merger Sub with and into Liberty Digital on the same terms proposed by the board of directors of Liberty Media. Prior to the effective time of the merger, the only stockholders of Merger Sub will be two wholly owned subsidiaries of Liberty Media, and they will approve the merger on the same terms approved by the board of directors of Merger Sub.


REASONS FOR AND PURPOSE OF THE MERGER

     The purpose of the merger is to acquire the publicly held minority interest in Liberty Digital. In deciding to undertake the merger, which will result in Liberty Digital ceasing to be a public majority-owned subsidiary, Liberty Media considered the following factors, among others:

     - Liberty Digital's lack of internal capital resources to develop its business;

     - recent capital market trends, which have adversely affected the ability of small companies and companies with more speculative credit risk to access capital;

     - the latest trends in Liberty Digital's markets, primarily the slower than anticipated development of interactive television and the slow-down in growth of new media industries;

     - the trading price volatility of the Liberty Digital common stock caused, in part, by its limited public float;

     - Liberty Digital's outstanding debt and greater cost of borrowing as compared to Liberty Media's;

     - Liberty Digital's anticipated capital requirements, including, among others, payment of a $100 million note to SPE due in February 2002;

     - the impact on Liberty Media's own common stock of the issuance of Liberty Media shares to Liberty Digital's stockholders; and

     - the costs associated with operating Liberty Digital as a separate public company, including elimination of duplicative corporate functions and elimination of fees associated with SEC reporting and related legal and accounting fees, which Liberty Media anticipates could result in savings of approximately $9 million per year.

CONFLICT OF INTEREST OF LIBERTY MEDIA


     In setting the exchange ratio, Liberty Media's financial interest was adverse to the interests of the public stockholders of Liberty Digital. Liberty Media determined the exchange ratio without negotiating with Liberty Digital and makes no representation or warranty in this notice/prospectus as to the fairness or adequacy of the consideration to be paid in the merger. Under Delaware law, which governs the merger, you have the right to seek appraisal of your Liberty Digital shares as provided for under such law. Please see "The Merger -- Appraisal Rights" on page 36 for a description of the appraisal process.


INTERESTS OF DIRECTORS AND OFFICERS

     Certain directors and officers of each of Liberty Media, Merger Sub and Liberty Digital have one or more of the following interests that may be deemed to be different from, or in addition to, the interests of Liberty Digital stockholders generally. In the case of directors of Liberty Media and Merger Sub, these interests presented actual or potential conflicts of interest in determining the exchange ratio and the other terms of the merger:

     - ownership of shares of Liberty Media common stock;

     - ownership of options, warrants or other securities exercisable for or convertible into shares of Liberty Media common stock;

     - in some cases, severance payments in connection with the merger;

     - in some cases, accelerated vesting of stock options and stock appreciation rights with respect to Liberty Digital Series A common stock; and

     - indemnification arrangements between Liberty Digital and its directors and officers.

     Officers and directors of Liberty Media, Merger Sub and/or Liberty Digital who own shares of Liberty Digital Series A common stock at the effective time of the merger will receive shares of Liberty Media Series A common stock on the same terms as the Liberty Digital public stockholders. Officers and directors of Liberty Media, Merger Sub and/or Liberty Digital who own options or stock appreciation rights with respect to shares of Liberty Digital Series A common stock at the effective time of the merger will have such interests assumed by Liberty Media on the same basis as any other outstanding stock options and stock appreciation rights for Liberty Digital Series A common stock. Assumed stock options and stock appreciation rights will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of Liberty Digital Series A common stock by the exchange ratio of 0.25.

     The following directors and executive officers of Liberty Digital are directors or officers of Liberty Media, Merger Sub and/or other affiliates of Liberty Media, as set forth in the following table. Consequently, these directors and officers receive or have received compensation not only from Liberty Digital but also from Liberty Media and/or its other affiliates.


NAME                                                 AFFILIATED ENTITY                POSITION(S) HELD
----                                                 -----------------                ----------------
Robert R. Bennett.........................  Liberty Media                          President, Chief
                                                                                     Executive Officer
                                                                                     and Director
                                            Liberty Livewire Corporation           Director
                                            Liberty Satellite & Technology, Inc.   Director
                                            Merger Sub                             Director

Gary S. Howard............................  Liberty Media                          Executive Vice
                                                                                   President, Chief
                                                                                     Operating Officer,
                                                                                     Director
                                            Liberty Livewire Corporation           Director
                                            Liberty Satellite & Technology, Inc.   Chairman of the Board
                                            On Command Corporation                 Chairman of the Board
                                            Merger Sub                             Director

David B. Koff.............................  Liberty Media                          Senior Vice President
                                            Merger Sub                             Director
Elizabeth M. Markowski....................  Liberty Media                          Senior Vice President
J. David Wargo............................  On Command Corporation                 Director
Peter M. Kern.............................  On Command Corporation                 Director


  COMPENSATION ARRANGEMENTS WITH MANAGEMENT OF LIBERTY DIGITAL

     Lee Masters. Liberty Digital's Chief Executive Officer, Lee Masters, receives annual compensation under the terms of his employment agreement with Liberty Digital and is the sole participant in the SAR Plan. Mr. Masters' employment with Liberty Digital will terminate in connection with the proposed merger. As a result, Mr. Masters will be entitled to payment of salary for the remaining term of his employment agreement, and payment of deferred compensation and stock appreciation rights under his SAR Agreement. Mr. Masters' rights under his SAR Agreement are payable in cash or in shares of Liberty Digital Series A common stock, and such rights will become fully vested in connection with his termination of employment with Liberty Digital as a result of the merger. Mr. Masters' rights under his SAR Agreement will be deemed exercised on the valuation date, which is the last day of the fiscal quarter prior to the date Mr. Masters' employment with Liberty Digital is terminated.

     In July 1999, Mr. Masters was granted deferred compensation and stock appreciation rights with respect to 15,230,942 shares of Liberty Digital Series A common stock under the SAR Plan. His SAR Agreement provides for two types of awards. The first award is in the form of deferred compensation payable only upon termination of Mr. Masters' employment, and only if the price per share of Liberty Digital Series A common stock on the valuation date is equal to, or greater than, the sum of $2.46 plus 10% annual interest from January 1, 1999. The aggregate amount of deferred compensation will be equal to 9.5% of the appreciation in the Liberty Digital Series A common stock market price over $2.46, provided that if the market price of the Liberty Digital Series A common stock is greater than $19.125, such appreciation shall be capped at the difference between $2.46 and $19.125 per share. The second award is in the form of stock appreciation rights for any appreciation in the Liberty Digital Series A common stock market price over $19.125 per share. The second award is exercisable by Mr. Masters as vested over time and as to all or part of the underlying shares of Liberty Digital Series A common stock. Both types of awards vest as to 20% on December 15, 1999; 20% on December 15, 2000; 30% on December 15, 2001 and 30% on December 15, 2002. However, termination of Mr. Masters' employment in connection with the merger will result in all of his rights under the SAR Agreement becoming fully vested and exercisable.

     On January 5, 2000, Mr. Masters exercised stock appreciation rights under his SAR Agreement with respect to 3,046,188 shares of Liberty Digital Series A common stock. The payment obligation upon exercise was satisfied during the first quarter of 2001 by a cash payment by Liberty Media of $50 million and by the issuance of 5,779,982 shares of AT&T's Class A Liberty Media Group common stock.


     Mark Rozells. In connection with the merger, Liberty Digital has entered into a severance and release agreement with its Executive Vice President and Chief Financial Officer, Mark D. Rozells. The agreement provides for Mr. Rozells to continue to be employed by Liberty Digital until June 30, 2002 or the date of the consummation of the merger. In addition, following termination of Mr. Rozells' employment and upon receipt by Liberty Digital of an executed release agreement, Liberty Digital will pay Mr. Rozells an amount equal to twelve months' salary, payable at the election of Liberty Digital either in a lump sum within ten business days after receipt of the executed release agreement or over a twelve-month period. Liberty Digital is obligated to continue the severance payments in the event of Mr. Rozells' death on or after the termination date.


STRUCTURE OF THE MERGER; MERGER CONSIDERATION

     Merger Consideration. At the effective time of the merger, each holder of shares of Liberty Digital Series A common stock who has not properly exercised appraisal rights will be entitled to receive 0.25 of a share of Liberty Media Series A common stock for each share of Liberty Digital Series A common stock held immediately prior to the merger. The number of shares of Liberty Media Series A common stock stockholders receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the resolution of the Liberty Media board of directors authorizing the merger and the effective date of the merger. We will not issue fractional shares of Liberty Media Series A common stock in the merger. Instead, each Liberty Digital stockholder otherwise entitled to a fractional share will receive cash, without interest, in lieu of such fraction of a share of Liberty Media Series A common stock. Specifically, as soon as practicable after the effective date of the merger, the exchange agent for the merger will determine the aggregate number of fractional shares that would otherwise be issuable in the merger. The exchange agent will then sell such shares at prevailing prices on the New York Stock Exchange and pay to each Liberty Digital stockholder otherwise entitled to a fractional share an amount equal to such stockholder's proportionate interest in the net proceeds of those sales. Sales of shares of Liberty Media Series A common stock by the exchange agent will be executed by one or more member firms of the New York Stock Exchange and will be executed in round lots to the extent practicable. All commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the exchange agent, will be deducted from the proceeds distributable to those holders of Liberty Digital Series A common stock otherwise entitled to a fractional share interest.

     Effective Time of the Merger. The merger will become effective when a certificate of ownership and merger is filed with the Delaware Secretary of State or at a later time as may be specified in the certificate of ownership and merger. The effective time of the merger will occur as soon as practicable after the last of the conditions described under "-- Conditions to the Merger" below, has been satisfied or waived by Liberty Media. We expect the merger to become effective on the 20th business day following the mailing of this notice/prospectus. However, because the merger is subject to certain conditions, the merger may occur on any date thereafter, or not at all. LIBERTY MEDIA MAY ALSO WITHDRAW THE MERGER IF IT SHOULD DETERMINE THAT THE MERGER IS NO LONGER IN THE BEST INTERESTS OF LIBERTY MEDIA.

     Conditions to the Merger. The following conditions must be satisfied before the merger is completed:

     - Merger Sub must own directly of record at least 90% of the common stock of Liberty Digital outstanding at the time of filing the certificate of ownership and merger in Delaware;

     - Liberty Media's registration statement relating to the merger must be effective and must not be subject to any stop order or proceedings seeking a stop order;

     - the shares of Liberty Media Series A common stock that will be issued in the merger must be authorized for listing on the New York Stock Exchange, subject only to official notice of issuance; and

     - there shall not have been any unfavorable change in applicable tax laws and regulations, or in the published interpretations thereof, that prevents Liberty Media from being able to rely on the tax opinion described below.

TREATMENT OF LIBERTY DIGITAL STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     Liberty Media will assume outstanding stock options and stock appreciation rights issued under the 1997 Plan and other stock options and stock appreciation rights not issued under the 1997 Plan, with respect to Liberty Digital Series A common stock on the effective date of the merger. Assumed stock options and stock appreciation rights will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of Liberty Digital Series A common stock on the effective date of the merger by the 0.25 exchange ratio, rounded up to the nearest whole share. The exercise price per share of Liberty Media Series A common stock issuable under each assumed stock option will be calculated by dividing the exercise price of such option before the merger by the 0.25 exchange ratio, rounded down to the nearest whole cent.

ACCOUNTING TREATMENT

     The merger will be accounted as a "purchase" of a minority interest, as such term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Accordingly, the consideration paid for the acquired Liberty Digital shares will be allocated to the assets and liabilities of Liberty Digital based on their respective fair values.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material U.S. federal income tax consequences of the merger that are applicable to holders of Liberty Digital Series A common stock. It is not a complete analysis of all potential tax effects relevant to the merger. This discussion assumes that you hold your shares of Liberty Digital Series A common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     This discussion does not address the tax consequences that may be relevant to a particular Liberty Digital stockholder subject to special treatment under U.S. federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-U.S. persons, stockholders who acquired their shares of Liberty Digital Series A common stock pursuant to the exercise of options or otherwise as compensation, or stockholders who hold their stock as part of a hedge, constructive sale, wash sale, straddle or conversion transaction, nor does the discussion address any consequences arising under the laws of any state, local or foreign jurisdiction. Moreover, the tax consequences to holders of Liberty Digital options and warrants are not discussed. The discussion is based on and subject to the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, which may be retroactive, and any such change could affect the continuing validity of this discussion. We urge you to consult your own tax advisors concerning the U.S. federal, state and local and foreign tax consequences of the merger to you.

  TAX OPINION

     Liberty Media has received an opinion from Baker Botts L.L.P. that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.


     Opinions of counsel are not binding on the Internal Revenue Service or the courts. Certain of the conclusions expressed by counsel in their opinion are based upon their view that for U.S. federal income tax purposes, Merger Sub will be disregarded, and the transaction will be treated as an acquisition of shares of Liberty Digital Series A common stock by Liberty DMX, Inc., a subsidiary of Liberty Media ("Liberty DMX") for shares of Liberty Media Series A common stock that Liberty DMX received from Liberty Media. There is no assurance that the IRS will not successfully challenge the conclusions expressed in such opinion. The opinion is subject to the assumptions, limitations, and qualifications set forth above, and to the further assumption that the shares of Liberty Digital Series A common stock held by the Liberty Digital public stockholders, other than any shares of Liberty Digital Series A common stock acquired by Liberty Digital in connection with the merger out of its own funds, will be acquired by Liberty DMX solely for shares of Liberty Media Series A common stock. Further, the opinion is based upon factual representations made by Liberty Digital, Liberty DMX, Liberty Media and certain of Liberty Media's subsidiaries. Any inaccuracy or change in the assumptions or representations could adversely affect the conclusions reached in the opinion and the tax discussion below.


  TAX CONSEQUENCES TO LIBERTY DIGITAL STOCKHOLDERS

     Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and subject to the qualifications set forth above, it is the opinion of Baker Botts L.L.P. that:

     - No gain or loss will be recognized by Liberty Digital as a result of the merger;

     - No gain or loss will be recognized by Liberty Digital stockholders as a result of the merger with respect to shares of Liberty Digital Series A common stock converted solely into Liberty Media Series A common stock;

     - The aggregate tax basis of the Liberty Media Series A common stock received by Liberty Digital stockholders in the merger will be the same as the aggregate tax basis of the Liberty Digital Series A common stock surrendered in exchange therefor, excluding any basis allocable to a fractional share of Liberty Media Series A common stock for which cash is received; and

     - The holding period of the shares of Liberty Media Series A common stock received by Liberty Digital stockholders in the merger will include the period during which the shares of Liberty Digital Series A common stock surrendered in exchange therefor were held, provided that such shares of Liberty Digital Series A common stock were held as capital assets at the effective time.


     A holder of shares of Liberty Digital Series A common stock who receives cash in the merger in lieu of a fractional share interest in Liberty Media Series A common stock will recognize capital gain or loss on the sale of such fractional interest by the exchange agent on such holder's behalf. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of the shares of Liberty Digital Series A common stock allocable to such fractional share interest. In the case of an individual holder of shares of Liberty Digital Series A common stock, any such capital gain will generally be subject to a maximum U.S.

federal income tax rate of 20% if the shareholder's holding period in such shares was more than one year at the effective time.

     THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF YOUR STATUS AND ATTRIBUTES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO YOU. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL AND OTHER TAX LAWS.

REGULATORY MATTERS

     The merger is not subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated under that Act by the Federal Trade Commission, which prevent some transactions from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the waiting periods end or expire. We are not aware of any material regulatory requirements applicable to the merger under any U.S. state or federal law or regulation, other than any requirements under applicable federal and state securities laws and regulations and Delaware corporate law.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF LIBERTY MEDIA

     The shares of Liberty Media Series A common stock that will be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Liberty Media Series A common stock issued to any person who is deemed to be an "affiliate" of Liberty Media. Liberty Media's registration statement, of which this notice/prospectus forms a part, does not cover the resale of shares of Liberty Media Series A common stock to be received by affiliates of Liberty Media in the merger.

     Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control with, Liberty Media and may include some of the officers, directors, and principal stockholders of such entities. Any person deemed to be an affiliate of Liberty Media at the time of the merger may not sell shares of Liberty Media Series A common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares or an applicable exemption under the Securities Act.

LISTING ON THE NEW YORK STOCK EXCHANGE

     Liberty Media will use reasonable efforts to cause the shares of Liberty Media Series A common stock that will be issued in the merger to be authorized for listing on the New York Stock Exchange, subject to official notice of issuance, before completing the merger. The merger will not be completed before the authorization is obtained.

APPRAISAL RIGHTS

     If the merger is consummated, a holder of record of Liberty Digital common stock on the date of making a demand for appraisal, as described below, will be entitled to have the fair value of those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware corporation statute and to receive payment for the "fair value" of those shares instead of the merger consideration. In order to be eligible to receive this payment, however, a stockholder must (1) continue to hold such stockholder's shares through the time of the merger and (2) strictly comply with the procedures described in Section 262.

     THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL PROVISIONS OF
SECTION 262.

     The following summary is not a complete statement of Section 262 of the Delaware corporation statute, and is qualified in its entirety by reference to
Section 262, which is incorporated in this notice/prospectus by reference, together with any amendments to the laws that may be adopted after the date of this notice/ prospectus. A copy of Section 262 is attached as Annex A to this notice/prospectus.

     Notice Requirements. Under Section 262, where a merger is accomplished pursuant to Section 253 of the Delaware General Corporation Law, either before or within ten days after the effective date of the merger, Liberty Digital, as the surviving corporation, is required to notify each stockholder of Liberty Digital entitled to appraisal rights of the merger and that appraisal rights are available to the stockholder. Such notice must also include a copy of Section 262 and, if given on or after the effective date of the merger, specify the effective date of the merger. THIS NOTICE/PROSPECTUS CONSTITUTES YOUR NOTICE OF APPRAISAL RIGHTS AS REQUIRED UNDER SECTION 262. IT WAS MAILED TO THE
STOCKHOLDERS OF LIBERTY DIGITAL ON FEBRUARY   , 2002.

     Demand for Appraisal. In order to exercise appraisal rights, a stockholder must, within twenty days after the date of mailing of this notice/prospectus, which serves as notice, demand in writing from the surviving corporation, Liberty Digital, an appraisal of such stockholder's shares of Liberty Digital common stock. Such demand will be sufficient if it reasonably informs Liberty Digital of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of such stockholder's shares of Liberty Digital common stock. Failure to make such demand on or before the expiration of such twenty day period will foreclose a stockholder's rights to appraisal. All demands should be delivered to Liberty Digital and addressed as follows: Liberty Digital, Inc., c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Corporate Secretary.

     Only a record holder of shares of Liberty Digital common stock on the date of making a written demand for appraisal who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of Liberty Digital common stock. If Liberty Digital common stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If Liberty Digital common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record.

     An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares. If a stockholder holds shares of Liberty Digital common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     A record holder such as a broker, fiduciary, depository or other nominee who holds shares of Liberty Digital common stock as a nominee for more than one beneficial owner, some of whom desire to demand appraisal, may exercise appraisal rights on behalf of those beneficial owners with respect to the shares of Liberty Digital common stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of Liberty Digital common stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of Liberty Digital common stock held in the name of the record owner.

     BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS WITHIN TWENTY DAYS AFTER THE MAILING DATE OF THIS NOTICE/PROSPECTUS, WHICH CONSTITUTES YOUR STATUTORY NOTICE.

     Filing of Petition. Within 120 days after the effective date of the merger, any stockholder who has complied with the applicable provisions of
Section 262 will be entitled, upon written request, to receive from Liberty Digital a statement setting forth the aggregate number of shares of common stock with respect to which demands for appraisal were received by Liberty Digital and the number of holders of such shares. Liberty Digital must mail this statement within ten days after it receives the written request or within ten days after the expiration of the period for the delivery of demands as described above, whichever is later.

     Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Liberty Digital common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on Liberty Digital. If no petition is filed within the 120-day period, the rights of all dissenting stockholders to appraisal will cease.

     Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to, and has no present intention to, take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     Hearing in Chancery Court. If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Liberty Digital common stock owned by those stockholders. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation on such certificates of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. The court will determine the fair value of those shares, taking into account all relevant circumstances, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the court deems equitable.

     Neither Liberty Media nor Liberty Digital makes any representation as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value that is higher or lower than, or the same as, the merger consideration. Liberty Media does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Liberty Digital Series A common stock is less than the merger consideration.

     Expenses. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Liberty Digital common stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

     No Right to Vote or Receive Dividends. Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on Liberty Digital common stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

     Withdrawal. A stockholder may withdraw a demand for appraisal and accept Liberty Media Series A common stock at any time within 60 days after the effective date of the merger, or thereafter may withdraw a demand for appraisal with the written approval of Liberty Digital. Notwithstanding the foregoing, if an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of Liberty Digital Series A common stock who had demanded appraisal for his shares fails to perfect or loses his right to appraisal, those shares will be treated as if they were converted into Liberty Media Series A common stock at the time of the merger.

     BECAUSE A STOCKHOLDER THAT FAILS TO COMPLY ENTIRELY WITH THE STRICT REQUIREMENTS OF THE DELAWARE GENERAL CORPORATION LAW MAY LOSE SUCH STOCKHOLDER'S RIGHT TO AN APPRAISAL, ANY LIBERTY DIGITAL STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD PROMPTLY CONSULT A LEGAL ADVISOR.

DELISTING AND DEREGISTRATION OF LIBERTY DIGITAL COMMON STOCK AFTER THE MERGER

     If the merger is completed, Liberty Digital Series A common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act.

                        COMPARISON OF STOCKHOLDER RIGHTS

     As a stockholder of Liberty Digital, your rights are governed by Liberty Digital's certificate of incorporation and bylaws. After completion of the merger, you will become a stockholder of Liberty Media. As a Liberty Media stockholder, your rights will be governed by Liberty Media's certificate of incorporation and bylaws. Liberty Digital and Liberty Media are each incorporated under the laws of the State of Delaware and accordingly, your rights as a stockholder will continue to be governed by the Delaware General Corporation Law after completion of the merger.

     This section of the notice/prospectus describes certain differences between the rights of holders of Liberty Digital common stock and Liberty Media common stock. This description is only a summary and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Liberty Digital and being a stockholder of Liberty Media.

COMMON STOCK


     Liberty Digital and Liberty Media each has Series A common stock and Series B common stock issued and outstanding. Liberty Digital has authorized 1,750,000,000 shares of common stock, and Liberty Media has authorized 4,400,000,000 shares of common stock. As of February 7, 2002, there were approximately 205.2 million shares of Liberty Digital common stock outstanding, of which approximately 33.2 million were Series A common stock, and approximately 172 million were Series B common stock. All of the Series B common stock is owned by a subsidiary of Liberty Media. As of February 7, 2002, there was an aggregate of approximately 3.0 million shares of Liberty Digital Series A common stock reserved for issuance upon exercise of stock options. As of February 7, 2002, there were approximately 2,590 million shares of Liberty Media common stock outstanding, of which approximately 2,378 million were Series A common stock, and approximately 212 million were Series B common stock. As of February 7, 2002, there was an aggregate of approximately 75 million shares reserved for issuance upon exercise of options.


SERIES B CONVERSION

     Each share of Series B common stock of each of Liberty Digital and Liberty Media is convertible, at the option of the holder, into one share of Series A common stock of Liberty Digital or Liberty Media, as applicable. The Series A common stock of each of Liberty Digital and Liberty Media is not convertible.

PREFERRED STOCK


     Liberty Digital has authorized 5,000,000 shares of preferred stock, of which 169,315 shares were outstanding as of February 7, 2002. Of the preferred shares outstanding, 150,000 are designated as Series C convertible preferred stock and 19,315 shares are designated as Series D preferred stock. Liberty Media has authorized 50,000,000 shares of preferred stock, none of which were outstanding as of February 7, 2002.


VOTING RIGHTS

     With respect to each of Liberty Digital and Liberty Media, the holders of Series A common stock are entitled to one vote for each share held, and the holders of Series B common stock are entitled to ten votes for each share held, on all matters voted on by stockholders, including elections of directors. Neither Liberty Digital nor Liberty Media provides for cumulative voting in the election of directors in its respective charter.

LIQUIDATION AND DISSOLUTION

     In the event of liquidation, dissolution or winding up of Liberty Digital or Liberty Media, the holders of Series A common stock and Series B common stock of each of Liberty Digital and Liberty Media will share equally, on a share for share basis, in the assets remaining for distribution to the common stockholders of the applicable corporation, after payment or provisions for payment of such corporation's debts and liabilities and subject to prior payment in full of any preferential amounts to which the holders of such corporation's preferred stock may be entitled.

CLASSIFIED BOARD OF DIRECTORS

     Delaware law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The boards of directors of each of Liberty Digital and Liberty Media are divided into three classes, as nearly equal in size as possible, with one class elected annually. The holders of a series of preferred stock of each of Liberty Digital and Liberty Media may be entitled to elect additional directors, if the certificate of designations, with respect to such series so provides. Currently, neither of the two outstanding series of preferred stock of Liberty Digital provides for directors to be elected by the holders of such series of preferred stock. Directors of each of Liberty Digital and Liberty Media are elected for a term of three years, subject to the election and qualification of the director's successor and to the director's earlier death, resignation or removal.

NUMBER OF DIRECTORS

     Liberty Digital's board of directors currently consists of seven directors. The number of directors on Liberty Digital's board is determined by resolution of the board, but cannot be less than three. Liberty Media's board of directors currently consists of seven directors. The number of directors on Liberty Media's board is determined by resolution of the board, but cannot be less than three.

STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     The certificate of incorporation of Liberty Media provides that, except as otherwise provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. The certificate of incorporation of Liberty Digital does not prohibit stockholder action by written consent.

     Except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of stockholders of each of Liberty Media and Liberty Digital for any purpose or purposes may be called only by the Secretary (1) upon written request of holders of not less than 66 2/3% of the total voting power of outstanding capital stock or (2) at the request of at least 75% of the members of the board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

ACTIONS REQUIRING SUPERMAJORITY VOTE

     The certificate of incorporation of each of Liberty Digital and Liberty Media provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of outstanding capital stock, voting together as a single class, is required for the following corporate actions:

     - to adopt, amend or repeal any provision of the certificate of incorporation or the addition or insertion of other provisions in the certificate;

     - to adopt, amend or repeal any provision of the bylaws;

     - the merger or consolidation with any other corporation, unless (1) the General Corporation Law of Delaware, as then in effect, does not require stockholder consent or (2) at least 75% of the members of its board then in office has approved;

     - the sale, lease or exchange of all, or substantially all, of the assets of the corporation; or

     - the dissolution of the corporation.

     However, in the case of Liberty Media, the foregoing voting requirement shall not apply to any of the foregoing corporate actions as to which either (1) the General Corporation Law of Delaware, as then in effect, does not require the consent of its stockholders or (2) at least 75% of the members of its board then in office has approved. In the case of Liberty Digital, such voting requirement does not apply only (1) with respect to amendment of the bylaws by the board where the board of directors is otherwise authorized to effect such amendment or (2) to a merger or consolidation as to which (a) the General Corporation Law of Delaware, as then in effect, does not require the consent of its stockholders or (b) at least 75% of the members of its board then in office has approved. The result is that the board of directors of Liberty Media has broader authority to approve certain corporate actions without stockholder approval as compared to the board of directors of Liberty Digital.

                                    EXPERTS

     The consolidated balance sheets of Liberty Media Corporation and subsidiaries ("New Liberty or Successor") as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the year ended December 31, 2000 and for the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods) have been incorporated by reference herein in reliance upon the report, dated February 26, 2001, except as to notes 1 and 2, which are as of May 7, 2001, of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     In addition the KPMG LLP report contains an explanatory paragraph that states that effective March 9, 1999, AT&T Corp., the former parent company of New Liberty, acquired Tele-Communications, Inc., the former parent company of Old Liberty, in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


     The consolidated balance sheets of Liberty Digital, Inc. (formerly TCI Music, Inc.) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive earnings (loss), stockholders' equity and cash flows for the year ended December 31, 2000, the ten months ended December 31, 1999, the two months ended February 28, 1999 and the year ended December 31, 1998, have been incorporated by reference herein in reliance upon the report, dated February 13, 2001, of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. Effective March 9, 1999, AT&T Corp. acquired Tele-Communications, Inc., the former parent company of Liberty Digital, in a business combination accounting for as a purchase. As a result of the acquisition, the consolidated financial information for the periods, after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                 LEGAL MATTERS

     An opinion regarding the legality of the Liberty Media Series A common stock to be issued in the merger is being provided by Baker Botts L.L.P., counsel to Liberty Media.

                                                                         ANNEX A

                                  SECTION 262

                                     OF THE

                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
                              ("APPRAISAL RIGHTS")

SECTION 262.  APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to section 251 (other than a merger effected pursuant to section 251(g) of this title), section 252, section 254, section 257, section 258, section 263 or section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to section 228 or section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Liberty Media's certificate of incorporation and bylaws provide for indemnification of the officers and directors of Liberty Media to the fullest extent permitted by law. Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or incorporated herein by reference:


EXHIBIT
  NO.
-------
   2.01   Plan of Reorganization, dated as of February 5, 2002, among
          Liberty Media Corporation, LDIG Merger Sub, Inc., LMC
          Capital LLC, Liberty Programming Company LLC, Liberty DMX,
          Inc. and LMC Music, Inc.
   3.01   Restated Certificate of Incorporation of Liberty Media
          Corporation (incorporated by reference to Exhibit 3.2 to the
          Registration Statement on Form S-1 of Liberty Media
          Corporation, File No. 333-55998, as filed on February 21,
          2001 (the "Split Off S-1 Registration Statement")).
   3.02   Bylaws of Liberty Media Corporation (incorporated by
          reference to Exhibit 3.4 to the Split Off S-1 Registration
          Statement).
   4.01   Specimen certificates for shares of Series A common stock, par value $.01 per share, of Liberty Media Corporation
          (incorporated by reference to Exhibit 4.1 to the Split Off
          S-1 Registration Statement).
   4.02   Indenture, dated as of July 7, 1999, between Liberty Media and The Bank of New York with respect to the senior debt
          securities (incorporated by reference to Exhibit 4.1 to the
          Registration Statement on Form S-4 of Liberty Media
          Corporation (File No. 333-86491) as filed on September 3,
          1999 (the "Liberty Media S-4 Registration Statement")).
   4.03   Sixth Supplemental Indenture, dated as of March 8, 2001,
          between Liberty Media and The Bank of New York (incorporated by reference to Exhibit 4.9 to the Split-Off S-1
          Registration Statement).

EXHIBIT
  NO.
-------
   4.04   Form of 3 1/4% Senior Exchangeable Debenture due 2031
          (incorporated by reference to Exhibit 4.4 to the
          Registration Statement on Form S-3 of Liberty Media
          Corporation (File No. 333-67538) as filed on August 15,
          2001.
   5.01   Opinion of Baker Botts L.L.P., as to the legality of the
          securities being registered.
   8.01   Opinion of Baker Botts L.L.P. as to certain U.S. federal
          income tax matters.
  23.01   Consent of Baker Botts L.L.P. (included in Exhibits 5.01 and
          8.01).
  23.02   Consent of KPMG LLP (Liberty Media Corporation financial
          statements)
  23.03   Consent of KPMG LLP (Liberty Digital, Inc. financial
          statements)
  24.01   Power of attorney (included on Page S-1 of this Registration
          Statement as filed on January 18, 2002).



ITEM 22.  UNDERTAKINGS.


     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

          (3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on February 8, 2002.


                                          LIBERTY MEDIA CORPORATION

                                          By:     /s/ ROBERT R. BENNETT
                                            ------------------------------------
                                                     Robert R. Bennett
                                               President and Chief Executive
                                                           Officer

                                               (Principal Executive Officer)


                                          By:    /s/ DAVID J.A. FLOWERS
                                            ------------------------------------
                                                     David J.A. Flowers
                                            Senior Vice President and Treasurer

                                               (Principal Financial Officer)


                                          By:   /s/ CHRISTOPHER W. SHEAN
                                            ------------------------------------
                                                    Christopher W. Shean
                                            Senior Vice President and Controller

                                               (Principal Accounting Officer)



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   CAPACITY                    DATE
                      ---------                                   --------                    ----
                 /s/ JOHN C. MALONE                        Chairman of the Board        February 8, 2002
 ---------------------------------------------------
                   John C. Malone


                /s/ ROBERT R. BENNETT                    President, Chief Executive     February 8, 2002
 ---------------------------------------------------        Officer and Director
                  Robert R. Bennett


                 /s/ GARY S. HOWARD                      Executive Vice President,      February 8, 2002
 ---------------------------------------------------    Chief Operating Officer and
                   Gary S. Howard                                 Director


                  /s/ PAUL A. GOULD                               Director              February 8, 2002
 ---------------------------------------------------
                    Paul A. Gould


                                                                  Director
 ---------------------------------------------------
                   Donne F. Fisher

                      SIGNATURE                                   CAPACITY                    DATE
                      ---------                                   --------                    ----


                 /s/ JEROME H. KERN                               Director              February 8, 2002
 ---------------------------------------------------
                   Jerome H. Kern


                /s/ LARRY E. ROMRELL                              Director              February 8, 2002
 ---------------------------------------------------
                  Larry E. Romrell


                                       S-2